Pioneering science for patient choice Corporate Presentation January 2025 Exhibit 99.2

Disclaimer This Presentation contains certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA, the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials, our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, and CHAPTER-1 Phase 2 studies in ongoing and future nonclinical studies and clinical trials, risks arising from epidemic diseases such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials, our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH), the outcome and timing of regulatory approvals, the value of our ordinary shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to produce sufficient amounts of drug product candidates for commercialization, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act), our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine, the Hamas attack against Israel and the ensuing war, and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation includes data for an investigational product not yet approved by regulatory authorities. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Pioneering science for patient choice for hereditary angioedema (HAE)

DEUCRICTIBANT

FDA orphan drug designation[1]

Robust IP on CoM (granted in multiple territories, initial term to 2038) and formulations[2,3]

TWO LATE-STAGE PROGRAMS

- Deucrictibant is an orally available small molecule targeting the **validated bradykinin B2 receptor**[4]
- Results from randomized Phase 2 trials [5,6] and their ongoing extensions[7,8] **demonstrate a differentiated profile** for both **preventing** and **treating** HAE attacks with **injectable-like efficacy**, **rapid onset of action**, a **favorable tolerability profile**, and **oral convenience** over current standard of care[9] for people living with HAE

LARGE GLOBAL HAE MARKET

- Predicted **$5.2B market** in 2036[10]
- While people living with HAE appear satisfied with their treatment, history has shown that the availability of a **more efficacious, better-tolerated** and/or **more convenient** alternative drives a **dynamic switch to the better product**[11]
- Internationally, the **long-term prevention** market is likely to **grow significantly**[10]

STRONG FUNDAMENTALS

- Two pivotal **Phase 3** studies **designed to differentiate** current standard of care in both prophylaxis and on-demand treatments
- Accomplished team with **track record in HAE drug development and commercialization**
- Approximately **€305M** cash and cash equivalents as of September 30, 2024

Source: [1]U.S. FDA OOPD listing. [2]World Intellectual Property Organization. [3]European Patent Office. [4]Lesage et al. *Int. Immunopharmacology*. 2022. [5]Riedl MA et al. AAAAI 2024. [6]Maurer M et al. AAAAI 2023. [7]Riedl MA et al. BKS 2024. [8]Maurer M et al. BKS 2024. [9]Riedl MA at al. BKS 2024. [10]IQVIA predictions. [11]Evaluate Pharma Uptake Curves 2008-2023.

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HAE: A rare, life-long genetic condition with significant burden

Unpredictable attacks

Frequency, location, severity[1]

- Often, unknown triggers[1,2]
- If untreated, **attacks may last up to 5 days**[3]

Painful and debilitating

Leading to hospitalization[1]

- **Potentially life-threatening** due to asphyxiation[1]

Rare

1:30,000 to 1:80,000 individuals globally[4]

United States[4]
~7,000 individuals

Europe[4]
~15,000 individuals



Annual attacks (overall)5
Median: 14 attacks/year
•Females: 19 (range: 2-165 attacks/y)
•Males: 9 (range: 1-42 attacks/y)
40%
30%
20%
10%
0%
People reporting
0
1-5
6-11
12-24
>24
Number of Attacks

HAE: hereditary angioedema

Source: [1]Betschel SD, et al. *J Allergy Clin Immunol Pract*. 2023. [2]Christiansen SC, et al. *Ann Allergy Asthma Immunol*. 2023. [3]Bork K et al. *Allergy Asthma Clin Immunol*. 2021. [4]Lumry WR *Front. Med*. 2018. [5]Nordenfelt P et al. *Acta Derm. Venereol* 2016.

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The HAE market is dynamic, with people actively seeking a better* product

People living with HAE actively switch therapies[1,2]: first-to-market is no guarantee for long-term market leadership

Evolution of HAE product sales[1,2]



Sales in USD (millions)
$1,200
$1,000
$800
$600
$400
$200
$0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
TAKZHYRO
HAEGARDA
ORLADEYO
RUCONEST
FIRAZYR
CINRYZE
KALBITOR

U.S. HAE switches, gains and losses[3]



Gains (people)
Losses (people)
417 pts
439 pts
400 pts
391 pts
456 pts
476 pts
57.6%
64.7%
65.5%
67.3%
58.1%
62.8%
42.4%
35.3%
34.5%
32.7%
41.9%
37.2%
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
72.2%
57.6%
57.8%
60.8%
53.7%
57.7%
27.8%
42.4%
42.2%
39.2%
46.3%
42.3%
-453 pts
-384 pts
-329 pts
-342 pts
-430 pts
-426 pts
LTP
ODT

HAE: hereditary angioedema. *Treatment selection is driven by physicians and patient preference.

Source: [1]Evaluate Pharma uptake curves 2008-2023 [2]SEC filings (BioCryst, CSL Behring, Pharming, Takeda). [3]U.S. Chart Audit 2023-2024, ADIVO.

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In the U.S., significant growth in the long-term prophylaxis (LTP) and on-demand therapy (ODT) market is expected over the next decade[1]

Value of prophylaxis[1-3]



$4,000m
6% CAGR
Orladeyo
Cinryze
Haegarda
Takhzyro
$1,869m
21%
58%
~50% share by person
2022
2036

Value of on-demand[1-3]



Icatibant Gx
Ruconest
Kalbitor
Berinert
Firazyr
>2% CAGR
>$1,200m
$850m
~40% share by person
24%
38%
22%
2022
2036



ODT 31%
LTP 69%
ODT 23%
LTP 77%
2022
2036

Growth expected to be driven by:

- New options
- Increased convenience
- Continued paradigm shift from ODT to LTP

Growth expected to be driven by:

- New options
- Increased convenience
- Increased treatment rate

LTP to further grow as the dominant treatment paradigm in the U.S. market through to 2036[1]

HAE market growth will be driven by increased efficacy and convenience of new therapies

Source: [1]IQVIA market evolution and company data. [2]Evaluate Pharma uptake curves 2008-2023. [3]SEC filings (BioCryst, CSL Behring, Pharming, Takeda).

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People living with HAE are seeking a life not defined by their condition nor burdened by its management1 Source: 1Lumry WR et al. Allergy Asthma Proc. 2020. 2Geba et al, J Drug Access.2021. 3U.S. Chart Audit 2023-2024, ADIVO. This presentation includes data for an investigational product not yet approved by regulatory authorities. People living with HAE actively switch between products3, seeking improvement in efficacy, safety/tolerability, and convenience Efficacy is a prime driver… but safety and tolerability cause exploration of alternatives… …while convenience is a key driver for overall preference2

Bradykinin B2 receptor antagonism is a foundational mechanism to treat and prevent bradykinin-mediated angioedema attacks[1,2]

Deucrictibant is a bradykinin B2 receptor antagonist in development for prevention and treatment of HAE attacks

Directly blocks the main mediator of swelling and inflammation[1,3]

Has potential to prevent or treat bradykinin-mediated angioedema **irrespective of source of bradykinin**[4-6]



KNG1
FXIIa
FXII
F12
HMWK
Plasma kallikrein
Plasmin
Prekallikrein
tPA
Plasminogen
PLG
C1-INH
cHMWK
+
Inactive fragments
Kininase II /ACE
Bradykinin
ACEi
Deucrictibant
Bradykinin B2 receptor
Angioedema

Source: [1]Maurer M, et al. Allergy. 2022. [2]Zuraw BL World Allergy Orphan J. 2010. [3]Lumry WR et al. Allergy Asthma Proc. 2020. [4]Riedl MA et al. AAAAI 2024. [5]Maurer M et al. AAAAI 2023. [6]Petersen RS et al. J Allergy Clin Immunol. 2024.

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Deucrictibant has the potential to address unmet needs of people living with HAE

DEUCRICTIBANT
extended-release (XR) tablet
sustained absorption[1]



200
150
100
50
0
(ng/mL)
XR (40 mg)
0
12
24
36
48
Time (h)

Maintains sustained therapeutic exposure over 24 hours[2] from day one, allowing for once-daily oral treatment to prevent HAE attacks*



N
N
N
N
O
Cl
D
O
N
H
O
F
F
F

deucrictibant

DEUCRICTIBANT
immediate-release (IR) capsule
rapid absorption[3]



200
150
100
50
0
(ng/mL)
IR (20 mg)
0
12
24
36
48
Time (h)

Rapidly reaches therapeutic exposure within 15-30 minutes[4], making it optimal for on-demand oral treatment of HAE attacks*

Two oral products with the same active ingredient for the prevention and treatment of HAE attacks

HAE: hereditary angioedema. *To be confirmed with clinical data from Phase 3 studies
Source: [1]Company data: single-dose cross-over PK study in healthy volunteers (n=14) under fasting conditions. [2]Lesage A et al. IDDST 2024. [3]Crabbe et al. AAAAI 2021. [4]Maurer M et al. AAAAI 2023.

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Deucrictibant differentiated profile for LTP and ODT

		LTP	ODT
Oral ODT or LTP Formulations	**Deucrictibant is the only HAE therapy**[1] in development that allows for oral administration **in both prophylaxis and on-demand**[2]	✓	✓
Single Oral Pill	**Specific formulations** allow for **once-daily dosing**[3] (XR for LTP) or **rapid, single-dose resolution**[4] of HAE attacks (IR for ODT)	✓	✓
Rapid to Steady State	Deucrictibant XR has the potential to achieve steady state within 2-3 days[5], providing **protection against HAE attacks on the initial day**[3] of LTP initiation	✓	
Rapid Absorption	Within 15-30 minutes[6], deucrictibant IR reaches therapeutic exposure resulting in the halt of attack progression within **30 minutes**[7]		✓
Longer Effective Exposure	A longer effective exposure can potentially result in a **high rate of single-dose attack resolution**[8]		✓

LTP: long-term prophylaxis. ODT: on-demand therapy. XR: extended-release tablet formulation of deucrictibant. IR: immediate-release capsule formulation of deucrictibant.

Sources: [1]Company research. [2]Leasge et al. IDDST 2024. [3]Groen K et al. ACAAI 2022. [4]Li H et al. EAC 2024. [5]Maurer M et al. HAEi Workshop, 2022. [6]Maurer M et al. AAAAI 2023. [7]Riedl et al. WSAAI 2024. [8]Maurer M et al. BKS 2024.

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Wholly-owned pipeline focused on bradykinin B2 receptor mechanism HAE: hereditary angioedema. AAE: acquired angioedema. OLE: open-label extension This presentation includes data for an investigational product not yet approved by regulatory authorities. MOLECULE INDICATION deucrictibant HAE On-Demand HAE Prophylaxis Complete Enrollment PHAXXX AAE PRE-IND PHASE 1 PHASE 2 PHASE 3 REGISTRATIONAL NEXT MILESTONE OLE Complete Enrollment Initiation OLE Undisclosed

On-Demand Treatment (ODT) Long-Term Prophylaxis (LTP) Deucrictibant clinical development program OLE: open-label extension. LTE: long-term extension. Source: 1NCT05047185. 2NCT06669754. 3NCT06679881. 4NCT04618211. 5NCT05396105. 6NCT06343779. Phase 24 Complete Phase 2/3 LTE5 Ongoing Phase 3 pivotal6 Ongoing Phase 21 Part 1: randomized controlled primary analysis (complete) Part 2: open-label extension (ongoing) Phase 3 pivotal2 Ongoing Phase 3 OLE3 Start-up This presentation includes data for an investigational product not yet approved by regulatory authorities.

Deucrictibant shows the potential to address unmet needs of people living with HAE

Long-Term Prophylaxis (LTP)

Efficacy	Early-onset attack reduction sustained for over one year in ongoing OLE study[1]
Quality of Life	Improvement in disease control and health-related quality of life paralleled attack reduction in Phase 2[2,3]
Safety & Tolerability	Phase 2 safety and tolerability profile confirmed in ongoing OLE study[1,4]
Formulation	Intended commercial formulation for once-daily dosing ready for Phase 3

Potential preferred option for LTP

On-Demand Treatment (ODT)

Efficacy	▪ Onset of symptom relief with median PGI-C “a little better” ~ 1.1 hour ▪ Symptom resolution with PGI-S “none” ~ 11.5 hours in ongoing LTE study[5] ▪ 85.8% of attacks achieved complete symptom resolution within 24 hours in ongoing LTE; 90.2% of which with single dose[5]
Safety & Tolerability	Phase 2 safety and tolerability profile confirmed in ongoing LTE study[5,6]

Potential preferred option for ODT

HAE: hereditary angioedema. OLE: open-label extension. LTE: long-term extension. PGI-C: patient global impression of change. PGI-S: patient global impression of severity.

Source: [1]Riedl MA et al. BKS 2024. [2]Valerieva A et al. EAACI 2024. [3]Magerl M et al. BKS 2024. [4]Riedl MA et al. AAAAI 2024. [5]Maurer M et al. BKS 2024. [6]Maurer M et al. AAAAI 2023.

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Long-Term Prophylaxis Deucrictibant extended-release tablets

On-Demand Treatment (ODT) Long-Term Prophylaxis (LTP) Deucrictibant clinical development for LTP and ODT OLE: open-label extension. LTE: long-term extension. Source: 1NCT05047185. 2NCT06669754. 3NCT06679881. 4NCT04618211. 5NCT05396105. 6NCT06343779. Phase 24 Complete Phase 2/3 LTE5 Ongoing Phase 3 pivotal6 Ongoing Phase 21 Part 1: randomized controlled primary analysis (complete) Part 2: open-label extension (ongoing) Phase 3 pivotal2 Ongoing Phase 3 OLE3 Start-up This presentation includes data for an investigational product not yet approved by regulatory authorities.

Positive topline data from CHAPTER-1, a Phase 2 study of deucrictibant the for prophylaxis of HAE attacks *40 mg/day deucrictibant treatment group; %reduction in monthly attack rate is based on a Poisson regression model. All attacks reported herein are investigator-confirmed; attack rate is number of attacks per month of exposure, also referred to as time-normalized number of attacks; all statistical analyses comparing deucrictibant and placebo are made without adjustment for multiplicity. HAE: hereditary angioedema. Source: Aygören-Pürsün E et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. 92.3% reduction in occurrence of moderate and severe attacks* 92.6% reduction in occurrence of attacks treated with on-demand medication* Clinically meaningful results across primary, secondary, and health-related quality of life endpoints  Deucrictibant  well-tolerated at both doses  Primary endpoint met: 84.5% reduction in monthly attack rate versus placebo at week 12 (p=0.0008)*

Continuing deucrictibant treatment sustained the early-onset attack reduction for over one year IR, immediate release; OLE, open label extension; RCT, randomized controlled trial. N = number of participants randomized in each treatment group in Part 1 of the study. N’ = number of participants in the OLE. a1 month = 4 weeks. bDeucrictibant IR capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. Source: Riedl MA et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. In the open-label extension up to 18 months: 93% attack rate reduction from baseline Median attack rate = 0 for every month 99% of days symptom free RCT OLE Time (months) Attack ratea (mean ± SEM) Baseline 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 0 1 2 3 4 RCT OLE Placebo (n=11) 20 mg/day† (n=11) 40 mg/day‡ (n=12) 1.94 0.40 0.30 Attack rate* (LS mean) 79.3% reduction P=0.0009 0.15 40 mg/day‡ (n=30) 0.0 0.5 1.0 1.5 2.0 2.5 84.5% 93% reduction from baseline 40 mg/dayc OLE 40 mg/dayc RCT 20 mg/dayb RCT Placebo RCT reduction P=0.0008

Deucrictibant efficacy and tolerability profile could address unmet needs in the prophylactic setting, with the convenience of a daily tablet

	Cinryze® (pdC1INH)	Haegarda® (pdC1INH)	Takhzyro® (lanadelumab)	Orladeyo® (berotralstat)	garadacimab	donidalorsen	deucrictibant	
Mechanism of Action	Plasma-derived C1NH	Plasma-derived C1INH	Anti-plasma kallikrein mAb	Plasma kallikrein inhibitor	Anti-FXIIa mAb	Plasma kallikrein inhibitor	Bradykinin B2 receptor antagonist	
Clinical Trial(s)	Ph 3§ (500 U, 1,000 U)	Ph 3§§ (60 IU/Kg)	Ph 3† (300mg q2w / q4w)	Ph 3†† (150mg daily)	Ph 3†	Ph 3¶ (80 mg q4w, q8w)	Ph 2‡ (40mg/day)	Ph 2/3 OLE
Mean monthly attack reduction vs. placebo	71-85%[1]	84%[2]	73-87%[4]	44%[6,7]	89%[8]	55-81%[9]	85%[10,11]	93%¤[12]
Mean reduction in use of ODT vs. placebo	-	89%[2]	74-87%[4]	54%[7]	88%[8]	67-92%¶¶[9]	93%[10,11]	pending publication
≥50% attack reduction	-	90%#[2,3]	100-100% vs. 32%[4,5]	58% vs. 25%[6,7]	95% vs. 33%[8]	83-93% vs. 27%¶¶[9]	90% vs. 18%[11]	pending publication
≥70% attack reduction	-	83%#[2,3]	76-89% vs. 10%[4,5]	50% vs. 15%[6,7]	92% vs. 17%[8]	65-92% vs. 18%¶¶[9]	80% vs. 18%[11]	pending publication
≥90% attack reduction	-	58%#[2,3]	55-67% vs. 5%[4,5]	23% vs. 8%[6,7]	74% vs. 8%[8]	48-62% vs. 9%¶¶[9]	60% vs. 0%[11]	pending publication
% patients attack-free vs. placebo	-	40% vs. 0%[2,3]	31-44% vs. 2%[4,5]	10% vs. 2.5%[6]	62% vs. 0%[8]	35-53% vs. 9%¶¶[9]	40% vs. 0%[11]	pending publication

§ Crossover, 12 weeks/treatment. §§ Crossover, 16 weeks/treatment (results reported for weeks 3-16 for each treatment arm). † Parallel-arms, 26 weeks. †† Parallel-arms, 24 weeks. ¶ Parallel-arms, 25 weeks. ‡ Parallel-arms, 12 weeks. # vs. placebo. ¶¶ Weeks 5-25. ¤ vs. RCT Part 1 baseline.

Source: [1]Cinryze® US PI, Feb 2023. [2]Longhurst H et al. *N Engl J Med*. 2017. [3]Haegarda® US PI, Jan 2022. [4]Takhzyro® US PI, Feb 2023. [5]Banerji A et al. *JAMA*. 2018. [6]Zuraw B et al. *J Allergy Clin Immunol*. 2021. [7]Orladeyo® US PI, Nov 2023. [8]Craig TJ et al. *Lancet*. 2023. [9]Riedl MA et al. *N Engl J Med*. 2024. [10]Aygören-Pürsün E et al. EAACI 2024. [11]Aygören-Pürsün E et al. BKS 2024. [12]Riedl MA et al. BKS 2024.

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Commercial XR formulation maintains exposure above therapeutic level for at least 24 hours Extended-release matrix controls release and absorption of compound in small intestine as well as in colon Supports once-daily dosing while maintaining exposure more consistently versus twice-daily IR (used in proof-of-concept Phase 2 CHAPTER-1 study) Formulation patent applications filed with broad coverage of worldwide pharmaceutical markets XR: extended-release tablet formulation of deucrictibant. IR: immediate-release capsule formulation of deucrictibant. Source: Company data: single-dose cross-over PK study in healthy volunteers (n=14) under fasting conditions This presentation includes data for an investigational product not yet approved by regulatory authorities.

CHAPTER-3 RCT and CHAPTER-4 OLE RCT: randomized clinical trial. OLE: open-label extension. HAE: hereditary angioedema. XR: extended-release tablet. This presentation includes data for an investigational product not yet approved by regulatory authorities. Two-part, global Phase 3 study of deucrictibant for prophylaxis of HAE attacks Enrollment Target enrollment of approximately 81 adolescents and adults living with HAE Top-line data anticipated in the second half of 2026 Objectives Evaluation and characterization of investigator-confirmed HAE attacks during 24-week treatment period Incidence of treatment-emergent adverse events Evaluation of deucrictibant XR pharmacokinetics Measure of change in participant-reported quality of life R Deucrictibant XR tablet 40 mg/day Deucrictibant XR tablet 40 mg/day End-of-study visit Screening Double-blind treatment period (24 weeks) Open-label treatment period Placebo

On-Demand Deucrictibant immediate-release capsules

On-Demand Treatment (ODT) Long-Term Prophylaxis (LTP) Deucrictibant clinical development for LTP and ODT OLE: open-label extension. LTE: long-term extension. Source: 1NCT05047185. 2NCT06669754. 3NCT06679881. 4NCT04618211. 5NCT05396105. 6NCT06343779. Phase 24 Complete Phase 2/3 LTE5 Ongoing Phase 3 pivotal6 Ongoing Phase 21 Part 1: randomized controlled primary analysis (complete) Part 2: open-label extension (ongoing) Phase 3 pivotal2 Ongoing Phase 3 OLE3 Start-up This presentation includes data for an investigational product not yet approved by regulatory authorities.

RAPIDe-1, a Phase 2 on-demand study of deucrictibant in HAE

RAPIDe-1

Primary endpoint met: deucrictibant IR significantly reduced attack symptoms versus placebo*[1]

Deucrictibant IR **substantially reduced** the use of **rescue medications**[1]

Deucrictibant IR **well-tolerated** at all doses[1]

Deucrictibant IR showed rapid onset of action, symptom relief, and resolution of HAE attacks

End of symptom progression in **25-26 minutes*** (based on AMRA-3)[†2]

5-fold reduction in use of rescue medication*[1]

Onset of symptom relief achieved in **2.4 hours*** (≥30% reduction in AMRA-3)[1]

HAE: hereditary angioedema. IR: immediate-release. AMRA, Angioedema Symptom Rating Scale.
*pooled 10, 20, 30 mg deucrictibant treatment group [†]based on post-hoc analysis.
Source: [1]Maurer M et al. AAAAI 2023. [2] Riedl MA et al. ACAAI 2023.

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RAPIDe-2*, a long-term extension of RAPIDe-1

In the current analysis of the ongoing RAPIDe-2 Phase 2/3 extension study, **deucrictibant IR capsule was well-tolerated** for all studied doses with no new safety signals observed

Efficacy analysis showed:

Results from the ongoing RAPIDe-2 extension are consistent with the Phase 2 RAPIDe-1 study and provide **evidence on the long-term safety and efficacy of deucrictibant IR** capsule for repeat treatment of HAE attacks

1.1 hours median time to **onset of symptom relief** by PGI-C


98.5%
of attacks by
12 hours

2.6 hours median time to **reduction in attack severity** by PGI-S


97.7%
of attacks by
12 hours

11.5 hours median time to **complete attack resolution** by PGI-S[1]


85.8%
of attacks within
24 hours

86.0% of attacks were treated with a single dose of deucrictibant IR capsule

*A total of 265 attacks from 17 participants were included in the modified intention-to-treat efficacy analysis set (data cutoff: 1 March 2024); a total of 337 attacks from 19 participants were included in the safety analysis set (data cutoff: 10 June 2024). HAE: hereditary angioedema. IR: immediate-release capsule formulation of deucrictibant. PGI-C: Patient Global Impression of Change. PGI-S: Patient Global Impression of Severity.
Source: Maurer M et al. BKS 2024.

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Plasma-derived C1NH (23%) - Icatibant (60%) – Recombinant hC1INH (9%) - Other (9%) Deucrictibant’s rapid-onset and complete symptom resolution may address unmet medical need in HAE with a single oral capsule References on following slide This presentation includes data for an investigational product not yet approved by regulatory authorities. Time to onset of symptom relief (median) Standard of Care Berinert® (pdC1INH), Firazyr® (icatibant), Ruconest® (rhC1INH) - - 2.4 h8 - 4.0 h8 - - 13.5 h8 - PSM Analysis of Mixed Methods Study9 Clinical Trial(s) Time to ≥50% VAS reduction (median) Time to reduction in attack severity (median)d Time to symptom resolution (median) % attacks resolved within 24 h with 1 dose - % attacks treated with 1 dose of study drug (no additional doses of study drug and/or rescue med.) VAS/AMRAa TOSb PGI-Cc VAS/AMRAe TOSf PGI-Sg Mechanism of Action sebetralstat tablet deucrictibant IR capsule 2.4 vs. 8.0 h3 - 2.0 vs. 7.6 h4,5 - - 1.1 h7 3.9 vs. 22.8 h3 - - 2.6 h7 7.5 vs. 42.0 h3 - 5.2 vs. 23.3 h4,5 - - 11.5 h7 75.0% vs. 15.7†6 81.7% vs. 22.4%‖6 90.2%7 - - 1.6-1.8 vs. 6.7 h1 Not reported yet2 7.7-9.3 vs. > 12 h1 - - ≥24.0 vs. >24 h1 42.5-49.5% vs. 27.4%#1 Ph 2 (10mg, 20mg, 30 mg pooled) Ph 2/3 Ext.* (10mg, 20mg, 30mg pooled) Ph 3* (300mg, 600mg) pending publication 86.0%§7 ≤60.2-≤60.9 vs. ≤44.0%1 Bradykinin B2 receptor antagonist Plasma kallikrein inhibitor - - 1.1 h8 - 2.1 h8 - - 12.3 h8 - Ph 2/3 Ext. PSM Analysis (10mg, 20mg, 30mg pooled) -

ODT comparison data references * Non-laryngeal and laryngeal attacks included for treatment with study drug. # Symptom resolution assessed by PGI-S. † Symptom resolution assessed by VAS/AMRA. ‖ Symptom resolution assessed by TOS. a. Time to onset of symptom relief by VAS/AMRA defined as ‘VAS-3 ≥30% reduction from pre-treatment score’ in 3. b. Time to onset of symptom relief by TOS defined as ‘The time point when TOS PRO first reaches at least “A little better” for all symptom complexes affected at baseline, ’and no new symptom in any other symptom complex is reported. Relief is confirmed if the improvement is sustained at 2 consecutive time points’ in 4,5. c. Time to beginning (or onset) of symptom relief by PGI-C defined as ‘beginning of symptom relief as assessed in a time-to-event analysis. The beginning of symptom relief was defined as a rating of “a little better” on the 7-point Patient Global Impression of Change (PGI-C) scale (ratings range from “much better” to “much worse”) at two or more consecutive time points within 12 hours after the first administration of the trial agent’ in 1 and as ‘Patient Global Impression of Change (PGI-C) rating of at least “a little better” for 2 consecutive timepoints by 12 hours post-treatment’ in 7,8. d. Time to reduction in attack severity defined as ‘reduction in the severity of the attack, defined as an improved rating on the 5-point Patient Global Impression of Severity (PGI-S) scale (ratings range from “none” to “very severe”) at two or more consecutive time points within 12 hours after the first administration’ in 1 and ‘achieving ≥1 point reduction in the Patient Global Impression of Severity (PGI-S) from pretreatment for 2 consecutive timepoints by 12 hours post-treatment’ in 7,8. e. Time to symptom resolution by VAS/AMRA defined as ‘all 3 individual VAS items ≤10’ in 3. f. Time to symptom resolution by TOS defined as ‘The time point when TOS PRO first reaches “A lot better or resolved” for all symptom complexes affected at baseline, and no new symptom in any other symptom complex is reported’ in.4,5 g. Time to symptom resolution by PGI-S defined as ‘achieving PGI-S rating of “none” at 24 hours post-treatment’ in 1 and as ‘achieving PGI-S rating of “none” at 24 hours post-treatment’ in 7,8 . 1Riedl MA et al. N Engl J Med. 2024. 2EudraCT: 2021-001226-21. 3Maurer M et al. AAAAI 2023. 4Riedl MA et al. C1-INH Workshop 2023. 5RAPIDe-1 Phase 2 Top-line data presentation. 6Li HH et al. EAC 2024. 7Maurer M et al. BKS 2024. 8Riedl MA et al. BKS 2024. 9Mendivil et al. GA2LEN UCARE 2023. This presentation includes data for an investigational product not yet approved by regulatory authorities.

RAPIDe-3[1] RCT

Global Phase 3 study of deucrictibant for on-demand treatment of HAE attacks

20 mg capsule



RAPIDe-3

Double-blind crossover treatment with 2 qualifying attack treatment periods

Screening and PRO training → R → Day 1 Visit →
- Deucrictibant 20 mg/day → Placebo
- Placebo → Deucrictibant 20 mg/day

Post-Attack-Visit after first attack treated with study drug

→ End-of Study Visit* after second HAE attack treated with study drug → **Rollover to open-label extension**

Enrollment

- Target enrollment of approximately 120 adolescents and adults living with HAE
- Top line data anticipated in 1Q2026

Primary Endpoints

- Onset of symptom relief
- Patient Global Impression of Change (PGI-C) rating of at least “a little better” for two consecutive timepoints within 12 hours post-treatment

Secondary Endpoints

- Time to end of progression of attack symptoms, substantial symptom relief, and symptom resolution
- PGI-C, Patient Global Impression of Severity (PGI-S), Angioedema syMptom Rating scAle (AMRA)
- Use of rescue medication
- Incidence of treatment-emergent adverse events

RCT: randomized clinical trial. *Adolescent patients receive a non-attack dose for PK sampling prior to randomization.
Source: [1]Maurer M et al. EAACI 2024.

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Symptom evolution towards relief and resolution Symptom progression Clinical trial endpoints span the entire attack timecourse AMRA, Angioedema Symptom Rating Scale; EoP, end of progression; HAE, hereditary angioedema; IR, immediate release; PGI-C, Patient Global Impression of Change; PGI-S, Patient Global Impression of Severity. Source: 1NCT04618211. 2Riedl et al. ACAAI 2023. 3Medivil et al. GA2LEN UCARE 2023. 4NCT05396105. 5NCT06343779. 6Maurer et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Time (not to scale) Clinical manifestations Treatment with deucrictibant IR End of progression Onset of symptom relief Complete symptom resolution RAPIDe-11,2,3 RAPIDe-35,6 AMRA all 3 items ≤10 PGI-S “none”; AMRA all 3 items ≤10 Time to EoP by PGI-C Onset of HAE attack AMRA-3 ≥30% reduction Primary endpoint PGI-C “a little better” Substantial symptom relief AMRA-3 ≥50% reduction RAPIDe-24 PGI-S “none”; AMRA all 3 items ≤10 PGI-C “a little better” AMRA ≥30% reduction; PGI-C “better”; PGI-S ≥1 point reduction; AMRA ≥50% reduction PGI-C “better”; PGI-S ≥1 point reduction; AMRA ≥50% reduction Time to EoP by AMRA Post-hoc

Patient-reported outcomes (PRO) assessments

Patient **G**lobal **I**mpression of **C**hange[1]	PGI-C	Much worse → Worse → A little worse → Same → A little better → Better → Much better
Patient **G**lobal **I**mpression of **S**everity[2]	PGI-S	Very severe → Severe → Moderate → Mild → None
Angioedema sy**M**ptom **R**ating sc**A**le[3]	AMRA	100 Worst symptoms → No symptoms 0

Source: Riedl MA et al. BKS 2024.

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Acquired Angioedema

Bradykinin B2 receptor inhibition broadly applicable across angioedema

Types of angioedema	AE-MC Mast-cell mediated		**AE-BK** Bradykinin mediated			AE-VE Vascular endothelium	AE-DI Drug induced	AE-UNK Unknown
Mechanism	Mast cell degranulation		**Hereditary C1INH deficiency**	**Acquired C1INH deficiency**	**KKS pathway mutations**	Intrinsic vascular endothelium dysfunction	Drug adverse reactions (various mechanisms)	Unknown aetiology or mechanism
Name/ Acronym	AE-URT	AE-ANA	**HAE-C1INH (Type 1, 2)**	**AAE-C1INH**	**HAE-FXII†, HAE-PLG†, HAE-KNG†**	HAE-ANGPT†, HAE-MYOF†, HAE-HSST†, SCLS	AE-ACEI, AE-tPA, AE-DPPIV, AE-NSAID, etc.	AE-UNK, HAE-UNK†, EAE



KNG1
LMWK
HMWK
Plasmin
PR3
Kallidin
BK
cHMWK
BK
C1-INH (SERPING1)
FXII
FXIIa
Plasmin
Plasminogen
PLG
C1-INH (SERPING1)
Plasma kallikrein
prePK
HMWK
HMWK
HS3ST6
cHMWK
BK
CPN
Carboxypeptidase N
BK metabolites
Plasmin
HMWK
LMWK
BK
BK
Kallidin
Deucrictibant*
Deucrictibant*
Deucrictibant
Deucrictibant*
Deucrictibant*
Bradykinin B2 receptor
Angioedema
ANGPT1
VEGF
Tie2
VEGFR2
Myoferlin
Angioedema
Italic = genetic cause
*Aspirational

Notes: bold = known or potential role for bradykinin involvement in disease. †also designated as Normal C1INH Angioedema (HAE-nC1INH)
HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen; FXII(a): Factor XII(a); ACE(i): angiotensin-converting enzyme (inhibitor); tPA: tissue plasminogen activator; KNG1: gene encoding HMWK; PLG: gene encoding plasminogen; FXII: gene encoding FXII; ANGPT: gene encoding angiopoietin; MYOF: gene encoding myoferlin; HSST: gene encoding heparan sulfate sulfotransferase; SCLS: systemic capillary leak syndrome.
Source: Busse 2020 J Allergy Clin Immunol Pract; Bork et al 2021 J Allergy Clin Immunol; Zanichelli et al 2012 Allergy; Longhurst et al 2017 Clin. Exp. Immunol.; Otani, Banerji 2017 Immunol. Allergy Clin. N. Am.; Bova et al 2018 Int. Arch. Allergy Immunol.; Petersen et al 2024 J Allergy Clin Immunol

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Deucrictibant proof-of-concept in acquired angioedema due to C1-INH deficiency (AAE-C1INH)[1,2]

Investigator-initiated trial (IIT) by the **Amsterdam UMC**

Currently, **no therapies** approved for **AAE**

Estimated prevalence of 1:100,000 to 1:500,000 or **~10% of HAE type 1/2**



Neoplastic lymphatic tissue
MGUS or Plasma cell dyscracia
Proliferation of B cell clones producing anti-C1-INH antibodies
Absorption or consumption of C1-INH
C1-INH cleavage or inactivation
Reduced C1-INH activity
Complement system activation C4 consumption
Contact system activation
HMWK cleavage
Bradykinin generation
Angioedema

JACI The Journal of Allergy and Clinical Immunology

POP-AID		ONCE-AID
Part 1: On-demand treatment	Part 2: Prophylactic treatment	Long-term extension (XR tablet)



Study population
Randomization (part 1)
Four angioedema attacks treated with
Deucrictibant 10mg / Deucrictibant 20mg / Deucrictibant 30mg / Placebo
in randomized order
Randomization (part 2)
Deucrictibant 20mg bid
Placebo
Deucrictibant 20mg bid
Placebo
Enrollment
On demand treatment period
Prophylactic treatment period 1 (8 weeks)
Prophylactic treatment period 2 (8 weeks)
New patients
Participants RCT with deucrictibant
Study population
Deucrictibant 40mg XR OD
Enrolment
Open label treatment period (max. 20 months)

Source: [1]Petersen RS et al. *J Allergy Clin Immunol*. 2024. [2]Petersen RS et al. BKS 2024.

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Deucrictibant XR tablet for the prevention of acquired angioedema (AAE-C1INH) attacks[1,2]

Attacks per month	Patient 1	Patient 2	Patient 3	Patient 4
Baseline	1.2	1.2	0.9	2.2
Placebo	2.0	0.6	1.0	N/A
Deucrictibant	0	0	0	0.1

Attacks before and during deucrictibant XR treatment



Patient
Study month
Severity
Severe
Moderate
Mild
Unknown



A
AECT score
Study month
Patient



B
Total AE−QoL score
Study month
Patient

Notes: the baseline attack rate covers 90 days prior to randomization for prophylactic treatment in the randomized controlled trial for Patients 1,2, and 3, and 90 days prior to enrollment in the open-label portion for Patient 4. *Patient 4 reported five angioedema attacks in the two months prior to enrollment, but did not recall the exact dates on which these attacks occurred. Graph A: Angioedema Control Test (AECT) score during prophylactic treatment with deucrictibant XR tablet. Graph B: Angioedema Quality of Life (AE-QoL) score during prophylactic treatment with deucrictibant XR tablet. Source: [1]Petersen RS et al. *J Allergy Clin Immunol*. [2]Petersen RS et al. BKS 2024.

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Our aspiration is to become a market leader in HAE Notes: Aspirational, to be confirmed with Phase 3 clinical data This presentation includes data for an investigational product not yet approved by regulatory authorities. 1 2 4 3 Win the oral LTP market Become preferred LTP Leverage portfolio with B2R antagonist MoA Become standard of care in ODT LTP ODT Both Rooted in a deep commitment to engage with the HAE community

www.pharvaris.com NASDAQ: PHVS

Appendix

Deucrictibant: Only compound today1 with the potential to deliver injection-like efficacy orally across both LTP and ODT *To be confirmed with clinical data from Phase 3 studies. **Patient preference varies. Source: 1Company research. 2Company data: target threshold exceeded on first day in single-dose cross-over PK study in healthy volunteers (n=14) under fasting conditions. 3Lesage A et al, IDDST 2024. 4Riedl MA et al. AAAAI 2024. 5Riedl MA et al. BKS 2024. 6Maurer M et al. HAEi Workshop, 2022. 7Lesage et al. Int. Immunopharmacology. 2022. 8Crabbe et al. AAAAI 2021. 9Maurer M et al, AAAAI 2023. 10Maurer M et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Deucrictibant XR Extended-release tablet Sustained absorption2 Maintains sustained therapeutic exposure over 24 hours3 from initial dose, allowing for once-daily oral treatment to prevent HAE attacks* Highly effective at preventing attacks*,4,5 Rapid protection2 and elimination6 Well-tolerated4,5 Ease of oral administration**,7 Deucrictibant IR Immediate-release capsule Rapid absorption6 Rapidly reaches therapeutic exposure within 15-30 minutes8, making it optimal for on-demand oral treatment of HAE attacks* Rapid onset of action9,10 Single dose resolution10 Ease of oral administration**,7

People living with HAE are seeking: Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) This presentation includes data for an investigational product not yet approved by regulatory authorities. Highly effective, well-tolerated and less burdensome prophylactic therapies Better on-demand therapies that offer rapid symptom relief with one single, oral dose Patients want rapid onset of symptom relief … …with single dose durability… …in an oral pill Injectable-like efficacy Well-tolerated Easy, painless administration Effectively targeting the bradykinin receptor with a small molecule has the potential to deliver on their hopes

Pharvaris has the ambition to realize the potential of deucrictibant to become a preferred option for bradykinin-mediated conditions

HAE — Long-term extension data[1,2] reinforces our belief that deucrictibant has the potential to become a preferred option for the management of HAE

AAE — Based on the community's interest[3] and the initial intriguing data[4], Pharvaris plans to pursue development of deucrictibant in AAE

nC1 — Leveraging B2-receptor mechanism[5], potential for application to normal C1-INH hereditary angioedema

Source: [1]Riedl MA et al. BKS 2024. [2]Maurer M et al. BKS 2024. [3]Company research. [4]Petersen RS et al. *J Allergy Clin Immunol*. 2024. [5]Lesage et al. *Int. Immunopharmacology*, 2022.

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Rare allergy & immunology conditions (commercial) BK-mediated diseases (R&D) BK-mediated angioedema:  nC1, AAE Pharvaris aspires to leverage its foundational B2R expertise to develop therapies for conditions beyond HAE HAE Type 1/2  This presentation includes data for an investigational product not yet approved by regulatory authorities.

Clinical dosing is guided by prediction from a validated in vivo surrogate-marker model, the bradykinin challenge Notes: BK: bradykinin; NHP: non-human primates; SQ: sub-cutaneous; EC85: effective concentration achieving 85% inhibition of bradykinin effect Source: 1FDA Clinical Pharmacology and Biology Review: icatibant. 2Maurer M et al. Clin Exp Allergy. 2022. 3FIRAZYR® Patient Registry. 4Lesage et al. Int. Immunopharmacology. 2022. 5Derendorf H et al. ACAAI 2020. 6Riedl MA et al. AAAAI 2024. 7Maurer M et al. AAAAI 2023. clinical Icatibant development program (shared mechanism) As assessed by FDA, exposure of icatibant above EC85 for 6 hours correlates with clinical activity1,2,3 nonclinical Non-human primate study Oral deucrictibant suppresses BK effect in NHP faster than SQ icatibant; target exposures for Phase 14 clinical Phase 1 healthy volunteer study EC85 assessed in humans at 13.8 ng/mL; target exposure for studies in people living with HAE5 clinical RAPIDe-1 Phase 2 on-demand Clinical efficacy correlates with exposure exceeding and remaining above EC856 clinical CHAPTER-1 Phase 2 prophylaxis Clinical efficacy demonstrated based on dose prediction targeting exposure above EC857 Bradykinin, injected IV in healthy volunteers, induces a transient, limited change in cardiac parameters (heart rate , blood pressure) which can be blocked by pre-injection of a bradykinin B2 receptor antagonist (e.g., icatibant or deucrictibant) Post- dose (+1h) BK BK Predose Systolic BP Diastolic BP Mean Arterial BP This presentation includes data for an investigational product not yet approved by regulatory authorities.

CHAPTER-1 Randomized Clinical Trial (RCT) Topline Data Long-term Prophylaxis Data

CHAPTER-1 HAE, hereditary angioedema; IR, immediate release; R, randomization. *Deucrictibant IR capsule, 10 mg twice daily; †Deucrictibant IR capsule, 20 mg twice daily; c1 month = 4 weeks. CHAPTER-1 is a Pharvaris-sponsored clinical trial. Source: NCT05047185 This presentation includes data for an investigational product not yet approved by regulatory authorities. Primary endpoint Time-normalized number of investigator-confirmed HAE attacks (monthlyc HAE attack rate) Secondary endpoints Time-normalized number of moderate and severe HAE attacks Time-normalized number of HAE attacks treated with on-demand medication Two-part, Phase 2 study of deucrictibant for long-term prophylaxis of HAE attacks R Placebo Deucrictibant 20 mg/day* Deucrictibant 40 mg/day† Deucrictibant 40 mg/dayb End-of-study visit Screening Part 1: Double-blind treatment period (12 weeks) Part 2: Open-label treatment period

CHAPTER-1 (RCT): Participant disposition


All screened
(n=44)
Screen failed
(n=10)
Randomized
(n=34)
Placebo
(n=11)
20 mg/day[a]
(n=11)
40 mg/day[b]
(n=12)
Withdrawal of consent
(n=1)
Withdrawal of consent (n=1)
Study paused by sponsor/FDA (n=1)
Completed blinded treatment period
(n=10)
Completed blinded treatment period
(n=11)
Completed blinded treatment period
(n=10)

[a]Deucrictibant IR capsule, 10 mg twice daily. [b]Deucrictibant IR capsule, 20 mg twice daily. Source: Aygoren-Pursun E et al. EAACI 2024.

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Balanced demographics and baseline characteristics BMI, body mass index; HAE, hereditary angioedema; IR, immediate-release; N = number of randomized participants. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. c1 month = 4 weeks. Source: Aygoren-Pursun E et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo n=11 20 mg/day n=11 40 mg/day n=12 All N=34 Age in years – Mean  41.4  38.4 40.8   40.2 Sex: M/F – n 3/8 6/5 4/8 13/21 Race: White – n (%) 11 (100) 11 (100) 12 (100) 34 (100) BMI (kg/m2) – Mean 26.7 29.5 25.4 27.1 HAE Type – n Type 1 10 9 12 31 Type 2 1 2 0 3 Baseline HAE attack rate per monthc Mean 1.9 2.1 2.5 2.2 Median (Min, Max) 1.7 (0.7, 3.7) 1.7 (1.0, 5.3) 1.7 (1.0, 6.7) 1.7(0.7, 6.7) Randomized baseline HAE attack ratec categories – n (%) 1 to < 2 attacks per 4 weeks 6 (54.5) 7 (63.6) 7 (58.3) 20 (58.8) 2 to < 3 attacks per 4 weeks 3 (27.3) 1 (9.1) 1 (8.3) 5 (14.7) ≥ 3 attacks per 4 weeks 2 (18.2) 3 (27.3) 4 (33.3) 9 (26.5) 40 mg/dayb n=12 20 mg/daya n=11 Placebo n=11 All N=34

Primary endpoint met: deucrictibant significantly reduced attack rate BL, baseline; IR, immediate-release; LS, least squares. N = number of randomized participants. Model-based inferences are based on a Poisson regression model adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. aBased on time normalized number of attacks per 4 weeks. bDeucrictibant IR capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. Source: Aygoren-Pursun E et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo n=11 20 mg/day n=11 40 mg/day n=12 Monthly attack rate – Median Baseline 1.67 1.67 1.74 On study 2.15 0 0.15 Change from baseline 0.33 -1.34 -1.59 % change from baseline 17% -100% -96% Model-based inference  LS mean  1.94  0.40  0.30  % reduction vs placebo 79.3% 84.5% P value 0.0009 0.0008 0.0 0.5 1.0 1.5 2.0 Placebo (n=11) 20 mg/day (n=11) 40 mg/day (n=12) 1.94 0.40 0.30 Monthly Attack Ratea (LS Mean) 79.3% reduction P=0.0009 84.5% reduction P=0.0008 40 mg/day † n=12 20 mg/day* n=11 Placebo n=11

Significant attack reduction and no severe attacks with deucrictibant   *20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily; †40 mg/day = deucrictibant IR capsules 20 mg twice daily. Source: CHAPTER-1 Topline Data Presentation. December 2023. This presentation includes data for an investigational product not yet approved by regulatory authorities. 0 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 1 2 3 4 5 6 7 8 9 10 11 Participants grouped by treatment Placebo 20 mg/day † 40 mg/day* Time (weeks) Mild attack Moderate attack Severe attack Acute treatment used

Primary endpoint met: deucrictibant significantly reduced attack rate BL, baseline; IR, immediate-release; LS, least squares. N = number of randomized participants. Model-based inferences are based on a Poisson regression model adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. aBased on time normalized number of attacks per 4 weeks. bDeucrictibant immediate-release (IR) capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. Source: Aygoren-Pursun E et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo N=11 20 mg/day N=11 40 mg/day N=12 Monthly attack rate of moderate or severe attacks LS mean  1.50 0.26 0.12 % reduction vs placebo 82.8% 92.3% Nominal P value 0.0066 0.0067 0.0 0.5 1.0 1.5 2.0 1.94 0.40 0.30 Monthlya Attack Rate (LS Mean) 92.3% reduction P=0.0067 1.50 0.26 0.12 0.45 0 0 All Attacks Moderate or Severe Attacks Severe Attacks 40 mg/dayc n=12 20 mg/dayb n=11 Placebo n=11

Primary endpoint met: deucrictibant significantly reduced attack rate BL, baseline; IR, immediate-release; LS, least squares. N = number of randomized participants. Model-based inferences are based on a Poisson regression model adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. aBased on time normalized number of attacks per 4 weeks. bDeucrictibant immediate-release (IR) capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. Source: Aygoren-Pursun E et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo n=11 20 mg/day n=11 40 mg/day n=12 Monthly attack rate of attacks treated with ODT LS mean  1.41 0.35 0.10 % reduction vs placebo 75.1% 92.6% Nominal P value 0.0074 0.0040 0.0 0.5 1.0 1.5 2.0 1.94 0.40 0.30 Monthly Attack Ratea (LS Mean) 92.6% reduction P=0.0040 All Attacks Attacks Treated with ODT 1.41 0.35 0.10 40 mg/dayc n=12 20 mg/dayb n=11 Placebo n=11

Deucrictibant substantially reduced attack rate from baseline IR, immediate release. N = Participants with ≥4 weeks of treatment. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. Source: Wedner HJ et al. ACAAI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. 18% (2/11) 82% (9/11) 90% (9/10) 18% (2/11) 73% (8/11) 80% (8/10) 0 55% (6/11) 60% (6/10) 0 55% (6/11) 40% (4/10) ≥ 50% Reduction from Baseline ≥ 70% Reduction from Baseline ≥ 90% Reduction from Baseline Attack Free 0 25% 50% 75% 100% Percentage of Participants Placebo (n=11) 20 mg/daya (n=11) 40 mg/dayb (n=10)

Deucrictibant reduced the proportion of days with symptoms, and the monthly attack rate, regardless of baseline attack rate IR, immediate-release. N = number of randomized participants with ≥4 weeks of treatment. aBased on time normalized number of attacks per 4 weeks. bDeucrictibant IR capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. Source: Aygoren-Pursun E et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. ≥ 1 and < 2 Attacks per Month at Baseline ≥ 2 Attacks per Month at Baseline 1.79 0.24 0.28 Placebo (n=11) 20 mg/dayb (n=11) 40 mg/dayc (n=12) 2.20 0.65 0.20 Monthly Attack Rate (Mean) Monthly Attack Rate (Mean) 0.0 0.5 1.0 1.5 2.0 2.5 2.5 2.0 1.5 1.0 0.5

Unmet need for additional HAE therapies that improve disease control and HRQoL Source: 1Maurer M et al. Allergy. 2022. 2Bork K, et al. Allergy Asthma Clin Immunol. 2021. 3Bygum A, et al. Front Med. 2017. 4Mendivil J, et al. Orphanet J Rare Dis. 2021. 5Chong-Neto HJ. World Allergy Organ J. 2023. 6Lumry WR, et al. Allergy Asthma Proc. 2010. 7Grumach A, et al. J Allergy Clin Immunol. 2024. 8Bouillet L, et al. Allergy Asthma Proc. 2022. 9Betschel SD, et al. J Allergy Clin Immunol Pract. 2023. 10Center for Biologics Evaluation and Research. The voice of the patient – hereditary angioedema. US Food and Drug Administration; May 2018. 11Covella B, et al. Future Pharmacol. 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. International hereditary angioedema (HAE) guidelines recommend that the goals of treatment are to achieve total disease control and normalize patients' lives.1 HAE negatively impacts functional and psychological domains of health-related quality of life (HRQoL).2-6 Patients with well-controlled disease report lower disease burden, lower burden on daily activities, and greater HRQoL than patients with poorly-controlled disease.7 Despite the availability of approved therapies for HAE, an unmet need remains for additional prophylactic treatments combining injectable-like efficacy, a well-tolerated profile, and ease of administration.8-11

Measuring disease control, HRQoL, and treatment satisfaction

Angioedema Control Test (AECT)[1,2] : a four-item questionnaire with a five-point response scale developed and validated to retrospectively quantify disease control and to aid treatment decisions in patients with recurrent angioedema (AECT-4Wk – four-week recall used)



0
1
2
3
4

- *How often have you had angioedema in the last four weeks?*
- *How much has your quality of life been affected?*
- *How much has the unpredictability bothered you?*
- *How well has your angioedema been controlled by therapy?*

Angioedema Quality of Life Questionnaire (AE-QoL)[3-5]: A tool validated for HAE and comprising a 17-item questionnaire across four domains, 'functioning', 'fatigue/mood', 'fear/shame', and 'nutrition,' on a five-point response scale



Never
Rarely
Sometimes
Often
Very often

Treatment Satisfaction Questionnaire for Medication (TSQM) Version II[6]: An 11-item questionnaire to gauge patients' satisfaction with "effectiveness", "side effects", "convenience", and "global satisfaction" of a medication



Extremely dissatisfied
Somewhat satisfied
Extremely satisfied

HAE, hereditary angioedema; HRQoL, health-related quality of life. **Source:** [1]Weller K, et al. *Allergy*. 2020. [2]Weller K, et al. *J Allergy Clin Immunol Pract*. 2020. [3]Weller K, et al. *Allergy*. 2012. [4]Weller K, et al. *Allergy*. 2016. [5]Vanya M, et al. *J Patient Rep Outcomes*. 2023. [6]Atkinson MJ, et al. *Value Health*. 2005.

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Improvements in disease control and health-related quality of life paralleled attack reduction during deucrictibant treatment[1,2]

- The goals of HAE treatment are to achieve complete control of the disease and to normalize people's lives[3]
- This can currently only be achieved by long-term prophylaxis (LTP)

AECT score[1]



Placebo (N=8)
20 mg/day[a] (N=10)
40 mg/day[b] (N=10)
Mean Total Score
Well-controlled
Poorly-controlled
16
14
12
10
8
6
4
2
0
Baseline
Week 4
Week 8
Week 12
13.9
14.7
14.2
14.1
13.9
14.0
10.8
9.2
8.1
7.1
9.4
8.4
90% well-controlled participants in both deucrictibant groups vs. 37.5% in placebo group at week 12

AE-QoL score[1]



Mean Total Score improvement from baseline
30
25
20
15
10
5
0
Placebo (N=8)
20 mg/day[a] (N=10)
40 mg/day[b] (N=10)
Baseline
Week 4
Week 8
Week 12
25.9
22.7
21.1
20.4
19.0
15.1
10.9
11.9
7.4
'Functioning' and 'fear and shame' domains showed greatest improvements at Week 12

AE-QoL, Angioedema Quality of Life Questionnaire; 4-week AECT, Angioedema Control Test (4-week recall period); IR, immediate-release; RCT, randomized controlled trial. N = number of participants with AECT and AE-QoL data at week 12.
[a]Deucrictibant IR capsule, 10 mg twice daily. [b]Deucrictibant IR capsule, 20 mg twice daily. **Source:** [1]Magerl M et al. 2024 BKS. [2]Zanichelli A et al. ITACA 2024. [3]Maurer M et al. *Allergy*. 2022.

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Deucrictibant shows greater patient satisfaction versus placebo across effectiveness and global satisfaction (TSQM instrument) IR, immediate release; TSQM, Treatment Satisfaction Questionnaire for Medication. N′ = number of participants with TSQM results at week 12. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. Source: Magerl M et al. 2024 BKS. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo (N′=8) 20 mg/daya (N′=10) 40 mg/dayb (N′=10)

AE-QoL: HRQoL improved across all domains AE-QoL, Angioedema Quality of Life Questionnaire; IR, immediate-release; HRQoL, health-related quality of life. N = number of randomized participants with AE-QoL data at baseline. N′ = number of participants with AE-QoL data at week 12. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. Source: Valerieva A et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Deucrictibant AE-QoL Total Score Placebo 20 mg/daya 40 mg/dayb Baseline N=11 N=10 N=12 Mean (SD) 45.3 (18.5) 39.1 (22.0) 41.1 (15.5) Median (Q1, Q3) 42.6 (29.4, 57.4) 37.5 (16.2, 55.9) 40.4 (31.6, 49.3) Week 12 N′=8 N′=10 N′=10 Mean (SD) 35.7 (19.6) 20.2 (15.6) 13.2 (6.9) Median (Q1, Q3) 37.5 (19.1, 49.3) 18.4 (7.4, 33.8) 12.5 (10.3, 17.7)    Placebo 20 mg/daya 40 mg/dayb Nutrition Total Score Functioning Fatigue/Mood Fear/Shame Nutrition Total Score Functioning Fatigue/Mood Fear/Shame Nutrition Total Score Functioning Fatigue/Mood Fear/Shame 60 40 20 0 60 40 20 0 60 40 20 0 (N=11) (N’=8) Week 12 Baseline (N=10) (N’=10) Week 12 Baseline (N=12) (N’=10) Week 12 Baseline

AE-QoL: Total score improved from baseline by week 4 and throughout treatment AE-QoL, Angioedema Quality of Life Questionnaire; IR, immediate-release. N = number of participants with AE-QoL data at week 12. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. Source: Valerieva A et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo (N=8) 20 mg/daya (N=10) 40 mg/dayb (N=10) Mean AE-QoL total score improvement from baseline Week 4 Week 12 Week 8 Baseline

TSQM: Greater patient satisfaction with effectiveness vs placebo



+36.7
+40.0
100
100
98.3
90.0
86.7
80.0
73.9
70.8
50.0
Mean TSQM score at week 12
100
90
80
70
60
50
40
30
20
10
0
Effectiveness
Side effects
Convenience*
Placebo (N=8)
20 mg/day[a] (N=10)
40 mg/day[b] (N=10)

IR, immediate-release; TSQM, Treatment Satisfaction Questionnaire for Medication; XR, extended release. N = number of participants with TSQM results at week 12. [a]Deucrictibant IR capsule, 10 mg twice daily. [b]Deucrictibant IR capsule, 20 mg twice daily. *Dose frequency was twice daily using IR capsule; once-daily XR tablet is the intended formulation for the Phase 3 trial. Source: Valerieva A et al. EAACI 2024.

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TSQM: Greater overall patient satisfaction vs placebo IR, immediate-release; TSQM, Treatment Satisfaction Questionnaire for Medication. N = number of participants with TSQM results at week 12. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. Source: Valerieva A et al. EAACI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo (N=8) 20 mg/daya (N=10) 40 mg/dayb (N=10) +29.8 +26.4

Deucrictibant was well tolerated at both doses GGT, gamma-glutamyltransferase; IR, immediate-release; TEAE, treatment-emergent adverse event. N = number of participants who received at least one dose of blinded study treatment. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. Source: Wedner HJ et al. ACAAI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Deucrictibant was well tolerated at both doses, and all reported treatment-related treatment-emergent adverse events (TEAEs) were mild in severity. No serious TEAEs, no severe TEAEs, and no TEAEs leading to treatment discontinuation, study withdrawal, or death were reported. Deucrictibant Adverse events Placebo (N=11)  20 mg/daya (N=11) 40 mg/dayb (N=12) Events Participants, n (%) Events, n Participants, n (%) Events, n Participants, n (%) Events, n TEAEs 7 (63.6) 16 6 (54.5) 11 7 (58.3) 12 Treatment-related TEAEs 1 (9.1) 1 2 (18.2) 2 1 (8.3) 1 Nausea 0 0 1 (9.1) 1 0 0 Increased GGT 0 0 0 0 1 (8.3) 1 Dizziness postural 0 0 1 (9.1) 1 0 0 Headache 1 (9.1) 1 0 0 0 0 Serious TEAEs 0 0 0 0 0 0 Treatment-related serious TEAEs 0 0 0 0 0 0 TEAEs leading to study drug discontinuation, study withdrawal, or death 0 0 0 0 0 0

CHAPTER-1 Part 2: open-label extension Long-term Prophylaxis Data

CHAPTER-1: Two-part, Phase 2 study of deucrictibant for long-term prophylaxis of HAE attacks HAE, hereditary angioedema; OLE, open-label extension; IR, immediate-release; R, randomization; RCT, randomized controlled trial. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. CHAPTER-1 is a Pharvaris-sponsored clinical trial. Source: NCT05047185 This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo Deucrictibant 20 mg/daya Deucrictibant 40 mg/dayb Part 1 (RCT): Double-blind treatment period (12 weeks) Screening R End-of-study visit Deucrictibant 40 mg/dayb Part 2 (OLE): Open-label treatment period Open-Label Extension (OLE) Evaluate safety (primary objective) and efficacy of deucrictibant administered for long-term prophylaxis against HAE attacks 100% of CHAPTER-1 completers continued in OLE Data from RCT and OLE also presented for RCT completers for direct comparison

CHAPTER-1: All participants who completed the RCT entered the OLE

- Data cutoff: 10 June 2024


All screened
(n=44)
Screen failed
(n=10)
Randomized
(n=34)
Placebo
(n=11)
20 mg/day[a]
(n=11)
40 mg/day[b]
(n=12)
• Withdrawal of consent (n=1)
• Lost to follow-up (n=1)
• Withdrawal of consent (n=1)
• Study pause (n=1)
Completed blinded treatment period
(n=9)
Completed blinded treatment period
(n=11)
Completed blinded treatment period
(n=10)
Entered OLE
(n=9)
Entered OLE
(n=11)
Entered OLE
(n=10)

FDA, Food and Drug Administration; IR, immediate-release; OLE, open label extension; RCT, randomized controlled trial. n = number of participants. [a]Deucrictibant IR capsule, 10 mg twice daily. [b]Deucrictibant IR capsule, 20 mg twice daily.

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Balanced demographics and baseline characteristics BMI, body mass index; HAE, hereditary angioedema; IR, immediate-release. N = number of randomized participants; RCT, randomized controlled trial. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. c1 month = 4 weeks. This presentation includes data for an investigational product not yet approved by regulatory authorities. 30 participants in the OLE received deucrictibant 40 mg/day with a mean (SD) treatment duration of 12.83 (5.03) months Age (years), mean (SD)  41.4  38.4 40.8  39.1 (14.5) Sex: Male/Female, n (%) 3/8 6/5 4/8 12 (40.0) / 18 (60.0) Race: White, n (%) 11 (100) 11 (100) 12 (100) 30 (100) BMI (kg/m2), mean 26.7 29.5 25.4 27.4 HAE type, n Type 1 10 9 12 27 Type 2 1 2 0 3 Baseline monthly‡ HAE attack rate Mean 1.9 2.1 2.5 2.2 Median (min, max) 1.7 (0.7, 3.7) 1.7 (1.0, 5.3) 1.7 (1.0, 6.7) 1.7 (0.7, 6.7) Randomized baseline monthlyc HAE attack rates, n (%) 1 to <2 attacks 6 (54.5) 7 (63.6) 7 (58.3) 18 (60.0) 2 to <3 attacks 3 (27.3) 1 (9.1) 1 (8.3) 3 (10.0) ≥3 attacks 2 (18.2) 3 (27.3) 4 (33.3) 9 (30.0) 40 mg/dayb n=12 20 mg/daya n=11 Placebo n=11 40 mg/dayb n=30 OLE RCT

Deucrictibant was well-tolerated with no new safety signals

CHAPTER-1

Data snapshot (cutoff: 10 June 2024) included 30 participants in the OLE who received deucrictibant 40 mg/day with a mean (SD) treatment duration of 12.83 (5.03) months in the OLE

Deucrictibant was well-tolerated, with one treatment-related treatment-emergent adverse event (TEAE) of tooth discoloration.

No treatment-related serious or severe TEAEs and no treatment-related TEAEs in laboratory parameters, vital signs, or ECG findings

No TEAEs leading to treatment discontinuation, study withdrawal, or death

	Placebo to 40 mg/day[a] (n=9)		20 mg/day[b] to 40 mg/day[a] (n=11)		40 mg/day[a] to 40 mg/day[a] (n=10)		Total (N=30)	
Adverse events	**Participants, n (%)**	**Events, n**	**Participants, n (%)**	**Events, n**	**Participants, n (%)**	**Events, n**	**Participants, n (%)**	**Events, n**
TEAEs	**5 (55.6)**	**25**	**7 (63.6)**	**31**	**6 (60.0)**	**16**	**18 (60.0)**	**72**
Treatment-related TEAEs	**1 (11.1)**	**1**	**0**	**0**	**0**	**0**	**1 (3.3)**	**1**
Tooth discoloration	1 (11.1)	1	0	0	0	0	1 (3.3)	1
Serious TEAEs	**0**	**0**	**1 (9.1)**	**1**	**1 (10.0)**	**1**	**2 (6.7)**	**2**
Tendon injury	0	0	0	0	1 (10.0)	1	1 (3.3)	1
Hip arthroplasty (arthritis)	0	0	1 (9.1)	1	0	0	1 (3.3)	1
Treatment-related serious TEAEs	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TEAEs leading to study drug discontinuation, study withdrawal, or death	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

Includes participants who received at least one dose of blinded study treatment in the OLE by the cutoff date of 10 June 2024. [a]Deucrictibant IR capsule, 20 mg twice daily. [b]Deucrictibant IR capsule, 10 mg twice daily. ECG: electrocardiogram. IR: immediate-release capsule formulation of deucrictibant. OLE: open-label extension. TEAE: treatment emergent adverse event. Source: Anderson J, et al. ACAAI 2024.

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Reduced attack rate in the RCT remained low in the OLE IR, immediate release; OLE, open-label extension; RCT, randomized controlled trial; SEM, standard error of the mean. (n) = number of patients analyzed at each timepoint. LS mean estimates of attack rate are based on Poisson regression models adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. aBased on time normalized number of attacks per 4 weeks. b1 month = 4 weeks. cDeucrictibant IR capsule, 10 mg twice daily. dDeucrictibant IR capsule, 20 mg twice daily. Source: Anderson J, et al. ACAAI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Following early-onset reduction in attack rate with deucrictibant in the first month of the RCT, attack rate remained low during long-term (up to >1.5 years) deucrictibant 40 mg/day treatment in the OLE RCT OLE Time (monthsb) Attack ratea (mean ± SEM) Baseline 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 0 1 2 3 4 11 11 11 11 30 29 28 28 28 28 28 28 28 28 21 19 16 11 11 10 9 7 11 11 11 11 12 10 10 12 40 mg/dayd OLE (n) 40 mg/dayd RCT (n) 20 mg/dayc RCT (n) Placebo RCT (n) 40 mg/dayd OLE 40 mg/dayd RCT 20 mg/dayc RCT Placebo RCT

Continuing deucrictibant treatment sustained the early-onset attack reduction for over one year IR, immediate release; OLE, open-label extension; RCT, randomized controlled trial; SEM, standard error of the mean. (n) = number of patients analyzed at each timepoint. LS mean estimates of attack rate are based on Poisson regression models adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. aBased on time normalized number of attacks per 4 weeks. b1 month = 4 weeks. cDeucrictibant IR capsule, 10 mg twice daily. dDeucrictibant IR capsule, 20 mg twice daily. Source: Anderson J, et al. ACAAI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. In the open-label extension up to 18 months: 93% attack rate reduction from baseline Median attack rate = 0 for every month 99% of days symptom free RCT OLE Time (months) Attack ratea (mean ± SEM) Baseline 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 0 1 2 3 4 RCT OLE Placebo (n=11) 20 mg/dayc (n=11) 40 mg/dayd (n=12) 1.94 0.40 0.30 Attack ratea (LS mean) 79.3% reduction P=0.0009 0.15 40 mg/dayd (n=30) 0.0 0.5 1.0 1.5 2.0 2.5 84.5% 93% reduction from baseline 40 mg/dayc OLE 40 mg/dayc RCT 20 mg/dayb RCT Placebo RCT reduction P=0.0008

Occurrence of moderate and severe attacks remained low in the OLE treatment period IR, immediate release; LS, least squares; OLE, open-label extension; RCT, randomized controlled trial. N = number of participants randomized in each treatment group in the RCT. N’ = number of participants in the OLE. LS mean estimates of attack rate are based on Poisson regression models adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. The P-values in this figure are nominal. aBased on time-normalized number of attacks per 4 weeks. bDeucrictibant IR capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. Source: Riedl MA et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities.

On average less than one attack per year per participant was treated with rescue medication IR, immediate release; LS, least squares; OLE, open-label extension; RCT, randomized controlled trial. N = number of participants randomized in each treatment group in the RCT. N’ = number of participants in the OLE. LS mean estimates of attack rate are based on Poisson regression models adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. The P-values in this figure are nominal. aBased on time normalized number of attacks per 4 weeks. bDeucrictibant IR capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. Source: Riedl MA et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities.

On-Demand Program

We have renamed VAS to AMRA, reflecting its evolution from a paper-based to electronic attack assessment[1]

What is a **V**isual **A**nalogue **S**cale (VAS)?

- Simple, reproducible, paper-based tool to allow patient self-assessment of symptom severity
- Analog scale with an 'X' hand-marked to reflect severity of attack

2008–2011
Jerini-Shire



Symptom #1
Symptom #2
No symptom
Worst possible symptom

Why do we need change?

- Addressing user experience to leverage technology and accuracy of data collection[1]
- HAE ODT trials require frequent assessments to be recorded by participants; a digital tool is an accessible method for timely data input



How has Pharvaris evolved the VAS to a contemporary electronic standard?

- Electronic Clinical Outcome Assessment (eCOA)
- Presents the numeric scale vertically (e.g. from 'Worst possible' = 100 to 'No symptom' = 0)
- Participants can see in real time the exact score (between 0 and 100) sel
- Performed at home

2023
Pharvaris



Daily Diary
Please tap on the scale to indicate your Skin Pain now
Worst Possible
100
78
0
No Symptom
Back
Next

A numeric rating scale requires a self- explanatory name

Angioedema symptom Rating scAle (AMRA)

Source: [1] CDER. Patient-Focused Drug Development: Selecting, Developing, or Modifying Fit-for Purpose Clinical Outcome Assessments. FDA. June 2022.

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In a real-world study using standard-of-care therapy, median time to symptom relief for PGI-C “a little better” is 0.8 h faster than AMRA-3 ≥30% reduction Source: Mendivil et al., UCARE 2023. PRO instrument Events (n) Median time to, h (95% CI) PGI-C “a little better” 90 2.147 (1.518, 3.017) AMRA-3 30% reduction from pre-treatment 89 2.990 (2.123, 4.011) Onset of symptom relief (AMRA-3 ≥30%) for deucrictibant (20mg) in RAPIDe-1 was 2.7 hours (p=0.0021) 0.843 hours This presentation includes data for an investigational product not yet approved by regulatory authorities.

RAPIDe-1 Randomized Clinical Trial (RCT) Topline Data On-demand Data

RAPIDe-1 HAE: hereditary angioedema; IR, immediate-release capsule formulation of deucrictibant. VAS: visual analog scale. Source: NCT04618211. This presentation includes data for an investigational product not yet approved by regulatory authorities. Phase 2 study of on-demand treatment of attacks in patients with HAE-C1INH-Type 1/2 R Deucrictibant IR (10 mg) Deucrictibant IR (20 mg) Deucrictibant IR (30 mg) Screening 10 mg 10 mg placebo placebo 10 mg 10 mg placebo 10 mg 10 mg PART I: STUDY SITE PART II: HOME TREATMENT 20 mg 20 mg placebo placebo 20 mg 20 mg placebo 20 mg 20 mg 30 mg 30 mg placebo placebo 30 mg 30 mg placebo 20 mg 30 mg Attack 1 Attack 2 Attack 3 Non-attack 74 HAE patients enrolled from ~30 sites in US, Canada, Europe, Israel, and UK Primary objective To evaluate angioedema symptom relief within four hours in acute attacks of patients with HAE-C1INH-Type 1/2 Study design Placebo-controlled, with three dose levels Before an attack was treated, one of the VAS-3 elements had to hit a score of ≥30 and be qualified by the clinician

Baseline characteristics BMI, body mass index; HAE, hereditary angioedema; IR, immediate release; mITT, modified intent-to-treat; VAS, visual analog scale. Source: Misra L, et al. Indian J Anaesth. 2016. This presentation includes data for an investigational product not yet approved by regulatory authorities. 10 mg (n=22) 20 mg (n=18) 30 mg (n=22) Total (n=62) Age (years), mean 42.5 44.5 41.9 42.9 Sex, n (%) Male Female 7 (31.8) 15 (68.2) 5 (27.8) 13 (72.2) 8 (36.4) 14 (63.6) 20 (32.3) 42 (67.7) Race, n (%) White Other 20 (90.9) 2 (9.1) 18 (100) 0 22 (100) 0 60 (96.8) 2 (3.2) BMI (kg/m2), mean 27.5 27.6 27.9 27.7 Time since HAE diagnosis (years), mean 21.11 21.64 23.98 22.28 HAE type, n (%) HAE-1 HAE-2 HAE-1 or HAE-2 18 4 0 15 2 1 22 0 0 55 6 1 Demographics and baseline characteristics were generally balanced between the different dose groups mITT analysis set: 62 patients with 147 attacks Safety analysis set: 73 patients with 156 attacks Deucrictibant IR dose group 10 mg (n=22) 20 mg (n=18) 30 mg (n=22) Total (N=62)

PK analysis in HAE patients confirmed rapid absorption on oral dosing, consistent with Phase 1 healthy volunteer studies HAE, hereditary angioedema; PK, pharmacokinetic. Source: Jacobs JS, et al. WSAAI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Rapid absorption with mean plasma levels exceeding EC85 (13.8 ng/mL) within 30 min Mean plasma levels maintained >EC85 for approximately: 8 h at 10 mg or 20 mg >10 h at 30 mg dose EC85 levels established using bradykinin challenge, a human surrogate endpoint study in healthy volunteers

RAPIDe-1

Primary endpoint: deucrictibant IR significantly reduced attack symptoms by VAS-3 at 4h



Mean ± SEM
Deucrictibant 10 mg
Deucrictibant 20 mg
Deucrictibant 30 mg
Placebo (n=51)
Change in composite VAS-3 score from pre-treatment*
10
0
-10
-20
-30
0 1 2 3 4 5 6 8 24
Time (hours) after treatment

Difference from placebo in change from pre-treatment to 4 h post-treatment, LS mean (95% CI)

Deucrictibant 10 mg	-16.75 (-21.52, -11.97)	*P*<0.0001†
Deucrictibant 20 mg	-15.02 (-20.22, -9.81)	*P*<0.0001
Deucrictibant 30 mg	-16.28 (-21.27, -11.29)	*P*<0.0001
Combined deucrictibant	-16.08 (-19.87, -12.29)	

Median **VAS-3** at pre-treatment ranges from **24.33-27.00** across different dose levels

*VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; †Nominal p-value. Note: Attacks in mITT Analysis Set refer to attacks treated with blinded study drug that had non-missing VAS result at pre-treatment and at least one non-missing VAS result post-treatment. Figure is based on descriptive summary of mean and SEM (standard error of the mean). Least-squares mean differences, CIs, and P values come from a MMRM. Data after rescue medication use is not included. Combined deucrictibant result is based on post-hoc analysis using a similar MMRM with all three active doses combined vs placebo.

IR; immediate release; LS, least squares; MRMM, mixed-effects model with repeated measures; VAS, visual analog scale. Source: Jacobs JS, et al. WSAAI 2024.

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Deucrictibant IR significantly shortened time to onset of symptom relief (30% reduction in VAS-3) *VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; †Nominal p-value. Note: N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. P values based on a marginal Cox proportional hazards model. The combined deucrictibant results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. CI, confidence interval; IR; immediate release; VAS, visual analog scale. Source: Maurer M, et al. APAAACI 2023.  This presentation includes data for an investigational product not yet approved by regulatory authorities. Median time in hours (95% CI) Median time in hours (95% CI) Placebo 8.0 (7.6, 46.9) Deucrictibant 10 mg 2.1 (1.5, 2.9) P<0.0001† Deucrictibant 20 mg 2.7 (1.9, 3.5) P=0.0021 Deucrictibant 30 mg 2.5 (1.9, 3.8) P<0.0001 Combined deucrictibant 2.4 (2.0, 2.9)

Deucrictibant IR significantly reduced time to 50% reduction in VAS-3 *VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; †Nominal p-value. Note: N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined deucrictibant results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. CI, confidence interval; IR; immediate release; VAS, visual analog scale. This presentation includes data for an investigational product not yet approved by regulatory authorities. Median time in hours (95% CI) Median time in hours (95% CI) Placebo 22.8 (20.0, 24.1) Deucrictibant 10 mg 3.3 (2.4, 3.9) P<0.0001† Deucrictibant 20 mg 4.0 (2.9, 6.0) P=0.0003 Deucrictibant 30 mg 4.0 (3.3, 5.8) P<0.0001 Combined deucrictibant 3.9 (3.0, 4.8)

In a post-hoc analysis, patients on deucrictibant achieved end of progression by VAS-3 within 25 to 26 minutes EoP: end of progression. HAE: hereditary angioedema. VAS: visual analog scale. Source: Riedl MA, et al. ACAAI 2023. This presentation includes data for an investigational product not yet approved by regulatory authorities.

Deucrictibant IR significantly reduced time to almost complete or complete symptom relief (all individual VAS ≤10) *VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; †Nominal p-value. Note: N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. CI, confidence interval; IR; immediate release; VAS, visual analog scale. Source: Maurer M, et al. APAAACI 2023.  This presentation includes data for an investigational product not yet approved by regulatory authorities. Median time in hours (95% CI) Median time in hours (95% CI) Placebo 42.0 (22.0, 48.1) Deucrictibant 10 mg 5.8 (3.6, 7.5) P<0.0001† Deucrictibant 20 mg 20.0 (4.5, 20.0) P=0.0127 Deucrictibant 30 mg 20.0 (6.0, 20.1) P=0.0001 Combined Deucrictibant IR 7.5 (5.9, 20.0)

Patients treating with deucrictibant IR used substantially less rescue medication Note: n = The number of attacks in the mITT Analysis Set. CI, confidence interval; IR; immediate release; VAS, visual analog scale. Source: Jacobs JS, et al. WSAAI 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities.

Deucrictibant IR was well tolerated at all doses Note: n = The number of subjects (Part I) and number of attacks (Part II) in the Safety Analysis Set; The Safety Analysis Set includes all randomized patients who received any dose of study drug; Treatment-related AEs within 48 h post-treatment are included. AE, adverse event; SAE, serious adverse event. Source: Maurer M et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. No treatment-related SAEs or AEs of severe severity No AEs leading to treatment discontinuation Few treatment-related AEs reported within 48 h after administration of study drug  10 mg N=23 20 mg N=24 30 mg N=25 Placebo N=53  10 mg N=38 20 mg N=29 30 mg N=36 Subjects (Part I) or attacks (Part II) with any treatment-related AEs  1 (4.3%)  1 (4.2%) -  1 (1.9%)  - -  1 (2.8%) Headache -  1 (4.2%) - - - - - Nausea  1 (4.3%)  -  -  -  -  -  1 (2.8%) Vomiting  -  -  -  -  -  -  1 (2.8%) Fatigue  -  -  -  - -  -  1 (2.8%) Blister  -  -  -  1 (1.9%)  -  -  - Part I (Non-Attack) Part II (Attack 1,2,3) 10 mg n=23 20 mg n=24 30 mg n=25 10 mg n=23 20 mg n=24 30 mg n=25 Placebo n=53

Greater improvement in MSCS and TOS with deucrictibant than placebo *Nominal p-value; Note: LS mean, LSMD, CIs, and p-values for MSCS change from pre-treatment/TOS come from mixed-effect models with repeated measures (MMRM). Data after rescue medication use is not included. The combined deucrictibant result is based on post-hoc analysis using similar MMRM with all three active doses combined vs placebo. CI, confidence interval; LS mean, least-squares mean; LSMD, least-squares mean difference; MSCS, mean symptom complex severity; TOS, treatment outcome score. Source: Manning ME, et al. CIIC 2023. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo N=51 PHVS416 10 mg N=37 PHVS416 20 mg N=28 PHVS416 30 mg N=31 Combined PHVS416* N=96 Change in MSCS score at 4 hours  n 40 32 26 27 85 LS mean  (95% CI) -0.29  (-0.51, -0.08) -1.08 (-1.33, -0.83) -0.91  (-1.19, -0.62) -0.68 (-0.95, -0.40) -0.90  (-1.06, -0.75) Difference (Deucrictibant – Placebo) P value -0.79  P<0.0001* -0.61   P=0.0008 -0.39 P=0.0291 -0.61  TOS at 4 hours n 40 32 25 28 85 LS mean  (95% CI) -3.62  (-19.68, 12.45) 60.52  (41.74, 79.29) 59.08  (37.58, 80.57) 67.44  (47.15, 87.74) 62.57  (50.95, 74.19) Difference (Deucrictibant – Placebo)  P value 64.13 P<0.0001* 62.69 P<0.0001 71.06 P<0.0001 66.05  Placebo Deucrictibant 10 mg Deucrictibant 20 mg Deucrictibant 30 mg Combined deucrictibant*

Time to symptom relief by TOS PRO demonstrated consistent efficacy at all doses *Within 48-hour assessments. KM, Kaplan-Meier; NE, not estimable; PRO, patient reported outcome; SC, symptom complex; TOS, treatment outcome score. Source: Manning ME, et al. CIIC 2023. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo N=51 PHVS416 10 mg N=37 PHVS416 20 mg N=28 PHVS416 30 mg N=31 Combined PHVS416* N=96 Number of attacks 49 36 28 29 93 Attacks achieving “a little better” for all SCs at two consecutive time points - n (%)* 18 (36.7%) 32 (88.9%) 25 (89.3%) 27 (93.1%) 84 (90.3%) Median (95% CI) time by KM estimate (hours) 7.62 (3.95, NE) 1.89 (0.97, 3.97) 2.15 (1.75, 4.00) 1.98 (1.80, 3.87) 1.98 (1.88, 3.87) Attacks achieving “a lot better or resolved” for all SCs at any time point – n (%)* 13 (26.5%) 30 (83.3%) 23 (82.1%) 25 (86.2%) 78 (83.9%) Median (95% CI) time by KM estimate (hours) 23.28 (5.78, 47.17) 4.02 (3.93, 5.77) 5.93 (3.90, 8.58) 4.12 (3.92, 7.22) 5.23 (3.98, 5.78) Placebo Deucrictibant 10 mg Deucrictibant 20 mg Deucrictibant 30 mg Combined Deucrictibant*

RAPIDe-2 long-term extension data On-demand Data

RAPIDe-2

Phase 2/3 LTE study of ODT of attacks in patients with HAE-C1INH-Type 1/2*

Part A enrolls adult (≥18 years) **participants who completed RAPIDe-1**

Participants continue self-administering the same double-blinded dose of deucrictibant IR capsule (10 mg, 20 mg, or 30 mg) **received in RAPIDe-1** to treat qualifying non-laryngeal attacks†, and laryngeal attacks presenting without breathing difficulties


PART A: DOUBLE-BLIND PHASE
PART B: OPEN-LABEL PHASE
RAPIDe-1 participants
Deucrictibant 10 mg
Deucrictibant 20 mg
Deucrictibant 30 mg
Deucrictibant 20 mg
RAPIDe-3 participants
Deucrictibant 20 mg
Placebo
Placebo
Deucrictibant 20 mg

Objective: To evaluate the long-term safety and efficacy of orally administered deucrictibant immediate-release capsule for the treatment of HAE attacks

IR, immediate-release. [a]Including laryngeal attacks (without breathing difficulties). *RAPIDEe-2 is an extension of RAPIDe1, a phase 2 study of on-demand treatment of attacks in patients with HAE-C1INH-Type 1/2; †≥1 symptom with VAS score ≥30.
HAE, hereditary angioedema; IR, immediate-release; VAS, visual analog scale. Source: Maurer M et al. BKS 2024.

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Study endpoints

RAPIDe-2

Primary endpoint:
Safety, including TEAEs, clinical laboratory tests, vital signs, and ECG findings

Efficacy: Assessed using PRO tools

Key efficacy endpoints

Onset of symptom relief

PGI-C rating of at least "a little better" for 2 consecutive timepoints by 12 hours post-treatment

Time to reduction in attack severity

≥1 level reduction in PGI-S from pre-treatment for 2 consecutive timepoints by 12 hours post-treatment

Proportion of attacks achieving complete attack resolution

PGI-S rating of "none" at 24 hours post-treatment

Efficacy (PRO) assessment scales

Patient **G**lobal **I**mpression of **C**hange[1] — PGI-C: Much worse → Worse → A little worse → Same → A little better → Better → Much better

Patient **G**lobal **I**mpression of **S**everity[2] — PGI-S: Very severe → Severe → Moderate → Mild → None

ECG, electrocardiogram; PGI-C, Patient Global Impression of Change; PGI-S, Patient Global Impression of Severity; PRO, patient-reported outcome; TEAE, treatment-emergent adverse event.
Source: [1]Guy W (ed). *ECDEU Assessment Manual for Psychopharmacology*.1976. [2]Cohn DM, et al. *Clin Transl Allergy*. 2023.

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Baseline characteristics

RAPIDe-2

265 attacks from 17 participants included in the mITT **efficacy analysis set** (data cutoff: 01 March 2024)*

Baseline characteristics consistent with the **RAPIDe-1** Phase 2 trial

337 attacks from 19 participants included in the **safety analysis set** (data cutoff: 10 June 2024)†

7 of 337 attacks were laryngeal

	Deucrictibant IR capsule (All doses)
Number of attacks treated‡	337
Number of participants‡	19
Age in years, mean (SD)	42.7 (17.6)
Sex: Male/female, n (%)	7 (36.8) / 12 (63.2)
Race: White/other	18 / 1
BMI, mean (SD)	27.0 (3.8)
Years since HAE diagnosis, mean (SD)	21.7 (15.2)
HAE type, n (%)	
HAE-1	17 (89.5)
HAE-2	2 (10.5)

*All participants who had ≥1 attack treated with deucrictibant and non-missing PGI-C results from ≥1 post-treatment timepoint. †All participants who received any dose of deucrictibant in the study.
‡Number by the cutoff date of 10 June 2024.
BMI, body mass index; HAE, hereditary angioedema; IR, immediate-release; SD, standard deviation. [a]Number by the cutoff date of 10 June 2024.
Source: Maurer M et al. BKS 2024.

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Deucrictibant was well-tolerated across all doses

RAPIDe-2

- No treatment-related TEAEs
- No treatment-related serious or severe TEAEs, no treatment-related TEAEs in laboratory parameters, vital signs, or ECG findings
- No TEAEs leading to treatment discontinuation, study withdrawal, or death

TEAEs within 5 days after administration of study drug

	Deucrictibant IR capsule (All doses)
Number of attacks treated*	337
Number of participants*	19
Attacks with any TEAE, n (%)	13 (3.9)
Treatment-related TEAEs, n	0
Serious TEAEs, n	1†
Treatment-related serious TEAEs, n	0
TEAEs leading to study drug discontinuation, study withdrawal, or death, n	0

*Number in the safety analysis set (data cutoff: 10 June 2024). †Tooth caries unrelated to treatment.ECG, electrocardiogram; IR, immediate-release; TEAE, treatment-emergent adverse event (defined as adverse event occurring during time window from first study drug administration).
Source: Maurer M et al. BKS 2024.

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PGI-C “a little better” is the RAPIDe-3 primary endpoint CI, confidence interval; IR, immediate-release; PGI-C, Patient Global Impression of Change. *Includes 10 mg, 20 mg, and 30 mg dose groups. †PGI-C rating of at least “a little better” for 2 consecutive timepoints by 12 hours post-treatment. Source: Maurer M et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. 1.1 hours (95% CI, 1.0, 1.2) median time to onset of symptom relief by PGI-C† Kaplan-Meier plot of time to onset of symptom relief Proportion of attacks achieving onset of symptom relief Time (hours) 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 1 2 3 4 5 6 8 12 24 48 160 49 23 16 13 9 7 4 1 0 Number at risk: 98.5% (261/265) of attacks achieved onset of symptom relief using PGI-C† by 12 hours Deucrictibant IR capsule combined dose group* Deucrictibant IR capsule combined dose group*

RAPIDe-2

Rapid median reduction in attack severity at 2.6 hours: 97.7% of attacks achieved a reduction in severity by 12 hours

2.6 hours (95% CI, 2.0, 2.9)
median time to **reduction in attack severity** by PGI-S*


97.7%
(255/261†) of attacks
achieved reduction in
attack severity
using PGI-S* by
12 hours

*≥1 point reduction in PGI-S from pre-treatment for 2 consecutive timepoints by 12 hours post-treatment; †261 attacks have non-missing pre-treatment PGI-S.
PGI-S, Patient Global Impression of Severity.
Source: Maurer M et al. BKS 2024.

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RAPIDe-2

Median attack resolution time 11.5 hours: 85.8% of attacks completely resolved within 24 hours (90.2% of which with one only dose)[1]

11.5 hours (95% CI, 11.0, 13.0) median time to **complete attack resolution** by PGI-S[1]*

90.2% (202/224) of attacks achieved complete attack resolution with a **single dose** of deucrictibant IR capsule[2]


85.8%
(224/261†) of attacks achieved complete attack resolution using PGI-S* within 24 hours[1]

Attacks treated with 1 or 2 doses of deucrictibant prior to achieving complete attack resolution[2]


1 dose of deucrictibant IR capsule, n (%)
2 doses of deucrictibant IR capsule, n (%)
90.2%‡
(202/224)
9.8%‡
(22/224)
0%
20%
40%
60%
80%
100%

*PGI-S rating of "none" at 24 hours post-treatment. †261 attacks have non-missing pre-treatment PGI-S. ‡Percentage of 224 attacks achieving complete attack resolution using PGI-S within 24 hours.
IR, immediate-release; PGI-S, Patient Global Impression of Severity.
Source: [1]Maurer M et al. BKS 2024.

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Mixed-methods study: Non-interventional collection of HAE attack symptoms assessments following treatment with standard of care Note: Standard of care was icatibant or plasma derived/recombinant C1-Inhibitor. AMRA, angioedema Symptom Rating Scale; HAEA, US Hereditary Angioedema Association; PGI-C, Patient Global Impression of Change; PGI-S, Patient Global Impression of Severity. Source: Riedl MA, et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Participants recruited by HAEA PGI-C, PGI-S, and AMRA-3/ AMRA-5 data collected via mobile app At pre-treatment Every hour up to 4 hours following treatment administration Then at 8, 12, 24, and 48 hours Qualitative interviews with a subset of participants

In a propensity-score-matching analysis, deucrictibant showed favorable symptom relief outcomes versus standard of care AMRA, Angioedema syMptom Rating scAle; CI, confidence interval; IR, immediate-release; PGI-C, Patient Global Impression of Change; PGI-S, Patient Global Impression of Severity. N=73 for both cohorts. Parameters: The first 10 consecutive attacks were selected for each participant; Greedy Nearest Neighbor 1:1 matching was used with Caliper = 0.5; participants were matched for sex, age, baseline attack severity (defined by AMRA score), and exact attack primary location. Source: Riedl MA, et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. A PGI-C: “A little better” 1.07 (0.98, 1.89) 2.38 (1.68, 3.10) B PGI-S: ≥1 point reduction 2.14 (1.93, 2.94) 4.02 (3.15, 5.19) C PGI-C: “Better” 2.66 (1.98, 3.55) 4.49 (3.09, 6.18) RAPIDe-2 cohort (deucrictibant; N=73) Mixed-methods cohort (SOC; N=73) Time to symptom relief in hours, median (95% CI) A. Time to symptom relief defined as PGI-C "A little better" Time (hours) Proportion of attacks (%) 0 1 2 3 4 5 6 8 12 0 20 40 60 80 100 C. Time to symptom relief defined as PGI-C "Better" Time (hours) Proportion of attacks (%) 0 1 2 3 4 5 6 8 12 0 20 40 60 80 100 RAPIDe-2 study cohort (deucrictibant IR capsule) KM estimate: 2.66 (1.98, 3.55) Mixed-methods study cohort (SOC) KM estimate: 4.49 (3.09, 6.18) B. Time to reduction in attack severity defined as PGI-S ≥1 point reduction Time (hours) Proportion of attacks (%) 0 1 2 3 4 5 6 8 12 0 20 40 60 80 100 RAPIDe-2 study cohort (deucrictibant IR capsule) KM estimate: 1.07 (0.98, 1.89) Mixed-methods study cohort (SOC) KM estimate: 2.38 (1.68, 3.10) RAPIDe-2 study cohort (deucrictibant IR capsule) KM estimate: 2.14 (1.93, 2.94) Mixed-methods study cohort (SOC) KM estimate: 4.02 (3.15, 5.19)

Introduction to HAE

Locations of HAE attacks

HAE Type 1 and 2 are indistinguishable in their clinical presentation,[1] having identical symptoms characterized by edema of one or several organ systems[2]

Angioedema attacks vary in location, frequency, duration, and severity[3,4]

Most common attack locations[3-6]

Less common attack location[3]


FACE
ABDOMEN
GENITALS
EXTREMITIES
LARYNX

- 50% of patients will have ≥1 laryngeal attack in their lifetime[6,7]
- Death may result due to airway obstruction and asphyxiation[3,6,7]
- Asphyxia may ensue more rapidly in children than adults[6]

HAE: hereditary angioedema. Source: [1]Zuraw BL. *N Engl J Med*. 2008. [2]Nzeako UC, et al. *Arch Intern Med*. 2001. [3]Lumry WR. *Am J Manag Care*. 2013. [4]Farkas H. *Allergy Asthma Clin Immunol*. 2010. [5]Nygren A, et al. *Acta Paediatr*. 2016. [6]Lumry WR. *Am J Manag Care*. 2013. [7]Agostoni A, et al. *J Allergy Clin Immunol*. 2004.

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Characteristics of HAE attacks *In Chinese patients, the percentage of abdominal attacks is lower (approximately 34%).6 CT: computed tomography. GI: gastrointestinal. HAE: hereditary angioedema. Source: 1Agostoni A, et al. J Allergy Clin Immunol. 2004. 2Frank MM. eMedicine. September 2010. 3Frank MM. Immunol Allergy Clin North Am. 2006. 4Bork K, et al. Am J Gastroenterol. 2006. 5Koruth JS, et al. Gastrointest Endosc. 2005. 6Liu S, et al. Eur J Dermatol. 2019. 7Bork K, et al. Am J Med. 2006. 8Lumry WR, et al. Allergy Asthma Proc. 2010. 9MacGinnitie AJ. Pediatr Allergy Immunol. 2014. 10Zuraw BL. N Engl J Med. 2008. This presentation includes data for an investigational product not yet approved by regulatory authorities. Abdominal attacks are often accompanied by vomiting and/or diarrhea4 Patients report needing 24-50 hours of bed rest per attack4 Abdominal attacks may necessitate hospitalization4 Abdominal pain is caused by edema of the mucosa at any portion of the GI tract2; it can be severe and may lead to onerous surgeries2,3 Abdominal films, CT scans, ultrasonography, or endoscopy may be useful in identifying edema of the intestinal wall1,2,5 Some patients have an erythematous, nonpruritic, non-raised rash, known as erythema marginatum2,3,9-10 Patients may first notice a sensation of tingling prior to the start of skin swelling2,39-10 Angioedema develops over several hours10 Swelling can interfere with daily functioning (e.g., inability to dress or wear shoes)11 Facial swelling may be associated with obstruction of the upper airway7 Attacks are disfiguring and disabling and may result in serious loss of function (e.g., lips too swollen to eat, swollen throat resulting in difficulty breathing)8

Triggers of HAE attacks

A number of possible attack triggers have been proposed for HAE[1]

- Many attacks, particularly among children, occur without a clear trigger[1,2]
- Common triggers include mechanical trauma, mental stress, and airway infection[2]
- Dental eruption is not a common trigger but can provoke an attack in some children[2]
- Menstruation and ovulation are common triggers in adolescent girls[2]
- The same trigger may not always provoke an attack[1]

Possible triggers for HAE attacks[1-4]



MINOR TRAUMA
EMOTIONAL STRESS
AIRWAY INFECTION
HORMONAL INFLUENCES
SURGERY OR DENTAL PROCEDURE
EXPOSURE TO COLD
CERTAIN FOODS OR MEDICATIONS*
HAE ATTACK

*Medications include estrogen-containing oral contraceptives, hormone replacement therapies, ACE inhibitors.[1,2]
ACE, angiotensin-converting enzyme; HAE, hereditary angioedema.
Source: [1]Lumry WR. *Am J Manag Care*. 2013. [2]Farkas H, et al. *Allergy*. 2017. [3]Steiner UC, et al. *Orphanet J Rare Dis*. 2018. [4]Caballero T, et al. *J Invest Allergol Clin Immunol*. 2016.

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A timely and accurate diagnosis is key

Due its rarity and overlap of symptoms with other conditions, HAE is frequently under-recognized and misdiagnosed[1,2]

The most common **misdiagnoses** are **allergic angioedema** and **appendicitis**[1]

Misdiagnosis or delayed diagnosis of HAE **can result in mismanagement and incorrect treatment**, which can have serious implications for the patient[1,2]

Misdiagnosis is more likely to **occur in patients without a family history of HAE**[1]

It often takes several years to acheive an accurate diagnosis of HAE[3-5]

Many patients experience a **delay of over 10 years** from onset of symptoms to correct diagnosis[1,5,6]

Patients **without a family history of HAE may experience longer delays** in diagnosis than patients with a family history[6,7]

Earlier onset of symptoms has been shown to be **correlated with longer delays in diagnosis**[4]

Diagnostic **delays vary considerably** between **countries**[6] **and** according **to decade of birth**[6,7]

HAE, hereditary angioedema.

Source: [1]Zanichelli A, et al. *Ann Allergy Asthma Immunol*. 2016. [2]Greve J, et al. *Allergo J Int*. 2022. [3]Farkas H, et al. *Allergy*. 2017. [4]Christiansen SC, et al. *Clin Pediatr*. 2016. [5]Banerji A, et al. *Allergy Asthma Proc*. 2018. [6]Schöffl C, et al. *J Dtsch Dermatol Ges*. 2019. [7]Zanichelli A, et al. *Clin Trans Allergy*. 2018.

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HAE treatment goals EAACI, European Academy of Allergy and Clinical Immunology; HAE, hereditary angioedema; LTP, long-term prophylaxis; ODT, on-demand treatment; QoL, quality of life; WAO, World Allergy Organization. Source: 1Maurer M, et al. Allergy. 2022. 2Betschel S, et al. Allergy Asthma Clin Immunol. 2019. This presentation includes data for an investigational product not yet approved by regulatory authorities. The goals of HAE treatment are to achieve complete control of the disease and to normalize patients’ lives. This can currently only be achieved by LTP. The aim of treating an attack on demand is to reduce the duration and severity of an attack, to minimize the impact of an attack on the functional ability of the patient, and reduce morbidity and potential mortality. The aim of LTP is to reduce the frequency and/or severity of attacks and minimize the impact of HAE on QoL, thereby enabling patients to live normal lives. WAO/EAACI Guidelines1 The International/ Canadian HAE Guidelines2

Not all HAE attacks are treated: physicians and patients report reasons for not treating most recent attack



Physician-reported (n=71)
Patient-reported (n=12)
Attack was mild
48.6%
16.7%
Not prescribed ODT
28.6%
0.0%
Too long to resolve attack
5.7%
33.3%
Not carrying medication
4.3%
25.0%
Side effects
4.3%
8.3%
Ran out of medication
2.9%
25.0%
Stockpiling for severe attacks
1.4%
8.3%
Forgot to take
1.4%
25.0%
Too painful to inject
1.4%
8.3%

Physicians focus on attack severity and lack of a prescription

Patients raise logistics and treatment dissatisfaction as key reasons for not treating an attack

HAE, hereditary angioedema; ODT, on-demand therapy. Source: Mendivil J et al. ACAAI 2023.

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Current treatments vary in efficacy, leading to the need for additional healthcare resources to fully treat attacks

Need for urgent medical care among patients with HAE-C1-INH having an attack[1]



2013 (n=149)
2015 (n=106)
P=0.09
Percentage of Patients
0
10
20
30
40
50
60
70
80
90
Once a week
23 times a month
Once a month
Once every 2-3 months
Less than once every 6 months

89% of these patients had on-demand medication for HAE attacks

Some patients with on-demand treatment still require emergency care for HAE attacks

Characteristics of HAE patients utilizing on-demand treatments in 2018[2]

Variable = Value, Reference (Range)	**rhC1-INH**	**Icatibant**	**Ecallantide**	**pdC1-INH**
Distribution unit	2,100 U	3 mL 10 mg/mL	1 mL 10 mg/mL	500 U
Distribution unit wholesale cost, $	5,965 (5,070-6,263)	11,148 (9,475-11,705)	4,923 (4,184-5,169)	2,955 (2,512-3,103)
Dosing	50 U/kg	30 mg	30 mg	20 U/kg
Redosing rate, %	3 (2-10)	29 (7-44)	12 (6-18)	19 (8-30)
Self-administration rate, %	95 (80-98)	100	0	95 (85-98)
Time to resolution, hour	4.4 (4.0-15.0)	6.0 (2.2-24.3)	3.1 (2.8-3.8)	8.4 (6.2-21.5)

Redosing rates and time to attack resolution for current on-demand treatments are sub-optimal

HAE, hereditary angioedema; INH, inhibitor; pd, plasma-derived; rh, recombinant humanized. Source: [1]Banerji A, et al. *Allergy Asthma Proc*. 2018. [2]Bernstein JA, et al. *J Manag Care Spec Pharm*. 2020.

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Current on-demand treatments for HAE approved in the U.S.

On-demand treatment	FIRAYZR (icatibant)	BERINERT (pdC1-INH)	RUCONEST (rhC1-INH)	KALBITOR (ecallantide)
Mechanism of action	Bradykinin B2R antagonist	C1-INH replacement	C1-INH replacement	Kallikrein inhibitor
Administration	Subcutaneous	Intravenous	Intravenous	Subcutaneous
Plasma half-life	1-2 hours	>30 hours	~3 hours	2 hours



ADR per Year
50
40
30
20
10
0
46.0
12.6
24.3
9.2
Icatibant
PdC1-INH
RhC1-INH
Ecallantide

All recommended first-line ODTs are injectables[1,2]

Potential injection-associated ADRs include[3]:

- Pain
- Bruising
- Extravasation
- Rash
- Vesicles
- Urticaria
- Erythema
- Hemorrhage
- Infection
- Incorrect route of administration
- Poor venous access

ADR, adverse drug reaction; HAE, hereditary angioedema; INH, inhibitor; ODT, on-demand treatment; pd, plasma-derived; rh, recombinant humanized.
Source: [1]Maurer M, et al. *World Allergy Organ J*. 2022. [2]Riedl MA, et al. *Ann Allergy Asthma Immunol*. 2021. [3]Tachdjian R, et al. *Allergy Asthma Proc*. 2024.

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This presentation includes data for an investigational product not yet approved by regulatory authorities.

Patients are not fully satisfied with current treatment options Source: 1Mendivil J, et al. ACAAI 2023. 2Tachdjian R, et al. Allergy Asthma Proc. 2024. 3Kelbel T. Ann Allergy Asthma Immunol. 2022. This presentation includes data for an investigational product not yet approved by regulatory authorities. … reported not being satisfied/completely satisfied with discreetness of administration, route of administration, ease of portability, and time to resolve attacks Patients also express a dislike for injections in general, while some with severe needle phobia could benefit from other therapies2,3 Patient-reported treatment satisfaction (N=48)

Self-administration and people’s ability to always carry their on-demand medication outside their home remain important unmet needs HAE, hereditary angioedema; ODT, on-demand treatment. Source: 1Radojicic C, et al. AAAAI 2023. 2Geng B, et al. ACAAI 2023. This presentation includes data for an investigational product not yet approved by regulatory authorities. 90% of patients (n=32) believe it is important or very important to recover quickly from an HAE attack Despite that, only 50% of patients carry their rescue medication with them when they leave their home1 No patients ≤24yrs (n=14) carry ODT all the time 29% of patients <40yrs (n=56) 45% of patients ≥40yrs (n=51) Patients carrying ODT all the time2

Current ODTs for HAE present a substantial burden for patients due to their difficult routes of administration


Very Satisfied
35%
Somewhat Satisfied
35%
Somewhat Dissatisfied
18%
Not at all Satisfied
12%
Peripheral Vein Users
(n=34)

30%

of HAE patients

receiving intravenous C1 esterase inhibitor infusions via a peripheral vein voice some level of **dissatisfaction***

Reasons patient for dissatisfaction include **time to prepare** and **administer**

Patients' impressions about intravenous C1 esterase inhibitor use (n=34)

	Agree, %	Equally agree and disagree, %	Disagree, %
I can take it and feel confident I've administered it correctly†	79	12	3
When I take it I know I've infused all the medication	88	9	3
I worry about the long-term damage I'm doing to my veins	59	35	6
The length of time it takes often causes me to put off other more enjoyable things in my life	32	21	**47**
I often spend too much time trying to get the infusion to work while my symptoms worsen	21	21	**59**

*Patients used this treatment as prophylaxis and ODT; †Six percent of respondents (n=2) reported that they did not know or that the question did not apply to them.
HAE, hereditary angioedema; ODT: on-demand therapy. Source: Riedl MA, et al. *Ann Allergy Asthma Immunol*. 2017.

PHARVARiS
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This presentation includes data for an investigational product not yet approved by regulatory authorities.

Patients express a desire for alternative routes of administration, reflecting a general desire to move away from injectables Source: Radojicic C, et al. Allergy Asthma Proc. 2021. This presentation includes data for an investigational product not yet approved by regulatory authorities. Survey of patients with HAE: Satisfaction and unmet needs (N=75) 86% Patients who reported being satisfied with their prophylactic treatment but are interested in a medication that is easier to administer 61% Patients who wished they could treat their HAE more discreetly

Both doctors and patients consider an oral acute therapy would increase likelihood that patients would treat more attacks, earlier Note: Percentages may not sum to 100 due to rounding. Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n=103, and doctors, n=100) This presentation includes data for an investigational product not yet approved by regulatory authorities.

For both patients on prophylaxis or on-demand therapy, switching treatment is moderately easy for HCPs1 *Based on HCPs experience, considering all the barriers there may be from an access/coverage and clinical perspective. Source: 1Company Research (October 2024). Switching barriers Base: Total U.S. HCPs (N=88)1. LTP ODT Ease of switching Tx* (% selected; 1=not easy at all to 10=very easy) Mean /10 Change in brand of ACUTE therapy  Change in brand of PROPHY therapy  6.2 6.1 HCPs would feel comfortable switching therapy after at least 6 months on current treatment This presentation includes data for an investigational product not yet approved by regulatory authorities.

Efficacy is prime for HCPs, but patient preference drives choice for oral administration1 Source: 1Company Research (October 2024). This presentation includes data for an investigational product not yet approved by regulatory authorities. HCPs top reasons for selecting a therapy (current users, n = 216) Efficacy 44% Convenience of dosing frequency 30% Convenience of administration 28% Insurance coverage/cost 27% Patient’s preference 27% Patient preference or request for prophylactic route of administration based on HCPs experience (current users, n = 216) Oral (preferred over injection) 38% Subcutaneous injection (preferred over oral) 18% No preference/request 46% Efficacy remains the first driver for HCP preference Dosing frequency and route of administration play less of decisive role in HCP preference and are at par with patients’ preference Nearly 40% of patients actively request or prefer an oral LTP Less than 20% would prefer or request an injection

I prefer the CONVENIENCE of an ORAL ON-DEMAND therapy, even if EFFICACY IS LOWER than injectable routes of administration (IV or subcutaneous) I prefer the MOST EFFECTIVE ON-DEMAND therapy available, even if the route of administration is an INJECTABLE I prefer the CONVENIENCE of an ORAL PROPHYLACTIC therapy, even if EFFICACY IS LOWER than injectable routes of administration (IV or subcutaneous) I prefer the MOST EFFECTIVE PROPHYLACTIC therapy available, even if the route of administration is an INJECTABLE Efficacy vs. Convenience trade-off Base: Total U.S. Patients (N=94); excluding those not on prophylaxis and unlikely to start (N=87)1. But people living with HAE are not willing to trade off efficacy for the convenience of an oral therapy1 LTP ODT Notes: ODT: on-demand therapy. LTP: long-term prophylaxis. Source: 1Company Research (October 2024). An oral therapy with injectable-like efficacy has the potential to become the preferred option for patients This presentation includes data for an investigational product not yet approved by regulatory authorities.

Despite high compliance on novel therapies, including Orladeyo®, breakthrough attacks are still common with nearly 3 attacks per year1 Total TAKHZYRO® CINRYZE® ORLADEYO® HAEGARDA® DANOCRINE® Base: current users 216 83 22 55 46 *10 Compliance High 65% 64% 50% 71% 70% 60% Medium 33% 35% 50% 27% 28% 30% Low 2% 1% 0% 2% 2% 10% Number of attacks in the past 6 months Average # attacks (total treated or not) 1.4 1.6 1.6 1.7 1.4 0.9 % pts with 1+ attack (total treated or not) 66% 64% 77% 79% 59% 60% Average # attacks resulting in ER visit 0.4 0.4 0.8 0.3 0.7 0.3 % pts with 1+ attack resulting in ER visit 34% 27% 59% 26% 58% 33% Base: Total U.S. HCPs (N=88)1. Notes: *small base size for DANOCRINE. Source: 1Company Research (October 2024). This presentation includes data for an investigational product not yet approved by regulatory authorities.